1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2004

Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑                      Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐                     No ☑

     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                               .)

Taiwan Semiconductor Manufacturing
Company Ltd.

Financial Statements for the Six Months Ended
June 30, 2004 and 2003
Together with Independent Auditors’ Report

Readers are advised that the original version of these financial statements is in Chinese. This English translation is solely for the readers’ convenience. If there is any conflict between these financial statements and the Chinese version or any difference in the interpretation of the two versions, the Chinese-language financial statements shall prevail.

English Translation of a Report Originally Issued in Chinese

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company Ltd.

We have audited the accompanying balance sheets of Taiwan Semiconductor Manufacturing Company Ltd. as of June 30, 2004 and 2003, and the related statements of income, changes in shareholders’ equity and cash flows for the periods then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Regulations for Auditing of Financial Statement by Certified Public Accountants, and auditing standards generally accepted in the Republic of China. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Taiwan Semiconductor Manufacturing Company Ltd. as of June 30, 2004 and 2003, and the results of its operations and its cash flows for the periods then ended in conformity with the Guidelines for Securities Issuers’ Financial Reporting and accounting principles generally accepted in the Republic of China.

July 13, 2004

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

English Translation of Financial Statements Originally Issued in Chinese

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

BALANCE SHEETS
JUNE 30, 2004 AND 2003
(In Thousand New Taiwan Dollars, Except Par Value)

	2004		2003
ASSETS	Amount	%	Amount	%
CURRENT ASSETS
Cash and cash equivalents (Notes 2, 3 and 4)	$82,142,400	19	$66,546,050	18
Short-term investments (Notes 2 and 4)	41,199,013	9	3,054,050	1
Receivables from related parties (Note 18)	18,130,742	4	15,186,990	4
Notes receivable	50,168	—	13,459	—
Accounts receivable	16,662,695	4	12,834,737	4
Allowance for doubtful receivables (Note 2)	(983,077)	—	(975,547)	—
Allowance for sales returns and others (Note 2)	(3,019,657)	—	(2,069,722)	(1)
Other financial assets (Notes 2 and 21)	1,148,887	—	798,672	—
Inventories—net (Notes 2 and 5)	11,725,188	3	11,355,534	3
Deferred income taxes assets (Notes 2 and 12)	6,144,000	1	3,320,000	1
Prepaid expenses and other current assets	614,990	—	955,192	—

Total current assets	173,815,349	40	111,019,415	30

FUNDS AND LONG-TERM INVESTMENTS (Notes 2, 6, 16 and 20)
Equity method	39,606,640	9	34,029,484	10
Cost method	716,377	—	1,092,503	—
Long-term bonds	8,893,477	2	—	—

Total funds and long-term investments	49,216,494	11	35,121,987	10

PROPERTY, PLANT, AND EQUIPMENT (Notes 2 and 7)
Cost
Buildings	72,030,258	16	70,341,223	19
Machinery and equipment	353,594,669	81	320,043,036	88
Office equipment	6,486,523	2	5,948,653	2

	432,111,450	99	396,332,912	109
Accumulated depreciation	(275,065,953)	(63)	(218,915,472)	(60)
Advance payments and construction in progress	43,236,290	10	18,376,849	5

Net property, plant, and equipment	200,281,787	46	195,794,289	54

GOODWILL (Note 2)	2,090,341	—	2,438,731	1

OTHER ASSETS
Deferred charges—net (Notes 2, 8 and 20)	10,066,618	2	8,731,444	2
Deferred income taxes assets (Notes 2 and 12)	4,169,929	1	9,177,560	3
Assets leased to others—net (Note 2)	81,480	—	85,796	—
Idle assets (Note 2)	78,609	—	107,552	—
Refundable deposits (Note 18)	26,241	—	375,715	—

Total other assets	14,422,877	3	18,478,067	5

TOTAL ASSETS	$439,826,848	100	$362,852,489	100

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Payables to related parties (Notes 18 and 20)	$4,662,001	1	$3,591,017	1
Accounts payable	7,308,388	2	5,154,006	1
Payables to contractors and equipment suppliers	8,658,321	2	6,559,597	2
Accrued expenses and other current liabilities (Notes 2, 10, 20 and 21)	23,418,048	5	6,669,201	2
Current portion of long-term bonds payable (Note 9)	5,000,000	1	—	—

Total current liabilities	49,046,758	11	21,973,821	6

LONG-TERM LIABILITIES
Bonds payable (Note 9)	30,000,000	7	35,000,000	10
Other payables to related parties (Notes 18 and 20)	3,622,369	1	—	—
Other long-term payable (Notes 10 and 20)	2,637,827	—	3,921,540	1

Total long-term liabilities	36,260,196	8	38,921,540	11

OTHER LIABILITIES
Guarantee deposits (Note 20)	599,091	—	1,225,310	—
Accrued pension cost (Notes 2 and 11)	2,847,049	1	2,431,939	1
Deferred gain on sale and leaseback (Note 2)	—	—	38,309	—

Total other liabilities	3,446,140	1	3,695,558	1

Total liabilities	88,753,094	20	64,590,919	18

SHAREHOLDERS’ EQUITY (Notes 2, 14, 15 and 16)
Capital stock—$10 par value
Authorized: 24,600,000 thousand shares
Issued: Common—23,376,597 thousand shares in 2004 and 18,622,887 thousand shares in 2003	233,765,970	53	186,228,867	51
To be issued	—	—	16,437,322	5
Capital surplus	56,885,914	13	56,840,751	16
Retained earnings:
Appropriated as legal reserve	25,528,007	6	20,802,137	6
Appropriated as special reserve	—	—	68,945	—
Unappropriated earnings	43,517,207	10	19,058,142	5
Others:
Unrealized loss on long-term investments	(9)	—	(7,981)	—
Cumulative translation adjustments	53,132	—	755,436	—
Treasury stock (at cost)—170,690 thousand shares in 2004 and 41,961 thousand shares in 2003	(8,676,467)	(2)	(1,922,049)	(1)

Total shareholders’ equity	351,073,754	80	298,261,570	82

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$439,826,848	100	$362,852,489	100

The accompanying notes are an integral part of the financial statements.

English Translation of Financial Statements Originally Issued in Chinese

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

STATEMENTS OF INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND 2003
(In Thousand New Taiwan Dollars, Except Earnings Per Share)

	2004		2003
	Amount	%	Amount	%
GROSS SALES (Notes 2 and 18)	$124,982,265		$91,227,434
SALES RETURNS AND ALLOWANCES (Note 2)	(2,599,819)		(1,979,969)

NET SALES	122,382,446	100	89,247,465	100
COST OF SALES (Notes 13 and 18)	71,514,061	59	60,510,165	68

GROSS PROFIT	50,868,385	41	28,737,300	32

OPERATING EXPENSES (Notes 13 and 18)
Research and development	5,825,173	5	5,589,164	6
General and administrative	4,635,566	3	2,958,075	3
Marketing	733,496	1	655,343	1

Total operating expenses	11,194,235	9	9,202,582	10

INCOME FROM OPERATIONS	39,674,150	32	19,534,718	22

NON-OPERATING INCOME AND GAINS
Investment income recognized by equity method—net (Notes 2 and 6)	2,053,966	2	—	—
Interest (Notes 2 and 21)	558,592	—	370,789	1
Gain on disposal of property, plant and equipment (Notes 2 and 18)	114,102	—	295,796	—
Technical service income (Notes 18 and 20)	111,096	—	76,527	—
Gain on sales of short-term investments (Note 2)	98,644	—	19,192	—
Other (Note 18)	138,298	—	125,878	—

Total non-operating income and gains	3,074,698	2	888,182	1

NON-OPERATING EXPENSES AND LOSSES
Interest (Notes 2, 7 and 21)	602,981	—	946,124	1
Foreign exchange loss—net (Notes 2 and 21)	542,591	—	246,919	—
Loss on disposal of property, plant, and equipment (Note 2)	32,913	—	262,208	—
Loss on property, plant, and equipment, and idle assets (Note 2)	—	—	1,401,585	2
Investment loss recognized by equity method—net (Notes 2 and 6)	—	—	705,431	1
Other (Notes 2 and 21)	14,405	—	108,188	—

Total non-operating expenses and losses	1,192,890	—	3,670,455	4

(Continued)

English Translation of Financial Statements Originally Issued in Chinese

	2004		2003
	Amount	%	Amount	%
INCOME BEFORE INCOME TAX	$41,555,958	34	$16,752,445	19
INCOME TAX BENEFIT (EXPENSE) (Notes 2 and 12)	642,844	—	(664,611)	(1)

NET INCOME	$42,198,802	34	$16,087,834	18

	2004		2003
	Before	After	Before	After
	Income	Income	Income	Income
	Tax	Tax	Tax	Tax
EARNINGS PER SHARE (Note 17)
Basic earnings per share	$1.78	$1.81	$0.71	$0.68

Diluted earnings per share	$1.78	$1.81	$0.71	$0.68

The pro forma net income and earnings per share (after income tax) are based on the assumption that the stock of parent company held by its subsidiaries is treated as an investment instead of the treasury stock, and are shown as follows (Notes 2 and 16):

	2004	2003
NET INCOME	$42,200,461	$16,342,850

EARNINGS PER SHARE
Basic earnings per share	$1.81	$0.69

Diluted earnings per share	$1.81	$0.69

The accompanying notes are an integral part of the financial statements.	(Concluded)

English Translation of Financial Statements Originally Issued in Chinese

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND 2003
(In Thousand New Taiwan Dollars)

	Capital Stock
	Preferred stocks		Common stocks		To be issued

	Shares		Shares		Shares		Capital
	(thousand)	Amount	(thousand)	Amount	(thousand)	Amount	Surplus
BALANCE, JANUARY 1, 2004	—	$—	20,266,619	$202,666,189	—	$—	$56,855,885
Appropriations of prior year’s earnings
Legal reserve	—	—	—	—	—	—	—
Reversal of special reserve	—	—	—	—	—	—	—
Bonus to employees—cash	—	—	—	—	—	—	—
Bonus to employees—stock	—	—	272,651	2,726,514	—	—	—
Cash dividends paid for preferred stocks	—	—	—	—	—	—	—
Cash dividends—6%	—	—	—	—	—	—	—
Stock dividends—14%	—	—	2,837,327	28,373,267	—	—	—
Remuneration to directors and supervisors	—	—	—	—	—	—	—
Net income for the six months ended June 30, 2004	—	—	—	—	—	—	—
Reversal of unrealized loss on long term investment of investees	—	—	—	—	—	—	—
Adjustment arising from changes in ownership percentage in investees	—	—	—	—	—	—	28,370
Translation adjustments	—	—	—	—	—	—	—
Treasury stock transaction	—	—	—	—	—	—	1,659

BALANCE, JUNE 30, 2004	—	$—	23,376,597	$233,765,970	—	$—	$56,885,914

BALANCE, JANUARY 1, 2003	1,300,000	$13,000,000	18,622,887	$186,228,867	—	$—	$57,004,789
Appropriations of prior year’s earnings
Legal reserve	—	—	—	—	—	—	—
Special reserve	—	—	—	—	—	—	—
Bonus to employees—stock	—	—	—	—	153,901	1,539,013	—
Cash dividends paid for preferred stocks	—	—	—	—	—	—	—
Stock dividends—8%	—	—	—	—	1,489,831	14,898,309	—
Remuneration to directors and supervisors	—	—	—	—	—	—	—
Net income for the six months ended June 30, 2003	—	—	—	—	—	—	—
Redemption and retirement of preferred stocks	(1,300,000)	(13,000,000)	—	—	—	—	—
Reversal of unrealized loss on long term investment of subsidiaries	—	—	—	—	—	—	—
Reversal of unrealized loss on long term investment of investees	—	—	—	—	—	—	—
Adjustment arising from changes in ownership percentage in investees	—	—	—	—	—	—	(164,473)
Translation adjustments	—	—	—	—	—	—	—
Treasury stock transaction	—	—	—	—	—	—	435

BALANCE, JUNE 30, 2003	—	$—	18,622,887	$186,228,867	1,643,732	$16,437,322	$56,840,751

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Retained Earnings				Unrealized
					Loss on	Cumulative		Total
	Legal	Special	Unappropriated		Long-term	Translation	Treasury	Shareholders’
	reserve	reserve	earnings	Total	Investments	Adjustments	Stock	Equity
BALANCE, JANUARY 1, 2004	$20,802,137	$68,945	$50,229,008	$71,100,090	$(35)	$225,408	$(1,633,228)	$329,214,309
Appropriations of prior year’s earnings
Legal reserve	4,725,870	—	(4,725,870)	—	—	—	—	—
Reversal of special reserve	—	(68,945)	68,945	—	—	—	—	—
Bonus to employees—cash	—	—	(681,628)	(681,628)	—	—	—	(681,628)
Bonus to employees—stock	—	—	(2,726,514)	(2,726,514)	—	—	—	—
Cash dividends paid for preferred stocks	—	—	(184,493)	(184,493)	—	—	—	(184,493)
Cash dividends—6%	—	—	(12,159,971)	(12,159,971)	—	—	—	(12,159,971)
Stock dividends—14%	—	—	(28,373,267)	(28,373,267)	—	—	—	—
Remuneration to directors and supervisors	—	—	(127,805)	(127,805)	—	—	—	(127,805)
Net income for the six months ended June 30, 2004	—	—	42,198,802	42,198,802	—	—	—	42,198,802
Reversal of unrealized loss on long term investment of investees	—	—	—	—	26	—	—	26
Adjustment arising from changes in ownership percentage in investees	—	—	—	—	—	—	—	28,370
Translation adjustments	—	—	—	—	—	(172,276)	—	(172,276)
Treasury stock transaction	—	—	—	—	—	—	(7,043,239)	(7,041,580)

BALANCE, JUNE 30, 2004	$25,528,007	$—	$43,517,207	$69,045,214	$(9)	$53,132	$(8,676,467)	$351,073,754

BALANCE, JANUARY 1, 2003	$18,641,108	$—	$22,151,089	$40,792,197	$(194,283)	$945,129	$(1,923,492)	$295,853,207
Appropriations of prior year’s earnings
Legal reserve	2,161,029	—	(2,161,029)	—	—	—	—	—
Special reserve	—	68,945	(68,945)	—	—	—	—	—
Bonus to employees—stock	—	—	(1,539,013)	(1,539,013)	—	—	—	—
Cash dividends paid for preferred stocks	—	—	(455,000)	(455,000)	—	—	—	(455,000)
Stock dividends—8%	—	—	(14,898,309)	(14,898,309)	—	—	—	—
Remuneration to directors and supervisors	—	—	(58,485)	(58,485)	—	—	—	(58,485)
Net income for the six months ended June 30, 2003	—	—	16,087,834	16,087,834	—	—	—	16,087,834
Redemption and retirement of preferred stocks	—	—	—	—	—	—	—	(13,000,000)
Reversal of unrealized loss on long term investment of subsidiaries	—	—	—	—	20,647	—	—	20,647
Reversal of unrealized loss on long term investment of investees	—	—	—	—	165,655	—	—	165,655
Adjustment arising from changes in ownership percentage in investees	—	—	—	—	—	—	—	(164,473)
Translation adjustments	—	—	—	—	—	(189,693)	—	(189,693)
Treasury stock transaction	—	—	—	—	—	—	1,443	1,878

BALANCE, JUNE 30, 2003	$20,802,137	$68,945	$19,058,142	$39,929,224	$(7,981)	$755,436	$(1,922,049)	$298,261,570

The accompanying notes are an integral part of the financial statements.

English Translation of Financial Statements Originally Issued in Chinese

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND 2003
(In Thousand New Taiwan Dollars)

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$42,198,802	$16,087,834
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	31,086,443	30,840,186
Deferred income taxes	(921,333)	535,007
Investment loss (income) recognized by equity method—net	(2,053,966)	705,431
Loss on property, plant, and equipment, and idle assets	—	1,401,585
Gain on sales of long-term investments—net	(2,150)	(200)
Amortization of discount of long-term bond investments	327	—
Gain on disposal of property, plant and equipment—net	(81,189)	(33,588)
Pension cost accrued	246,798	221,397
Allowance for doubtful receivables	(32,945)	45,683
Allowance for sales returns and others	893,632	(293,345)
Changes in operating assets and liabilities:
Decrease (increase) in:
Receivables from related parties	(3,130,117)	(5,003,502)
Notes receivable	(40,275)	46,781
Accounts receivable	(2,754,781)	(3,339,290)
Inventories—net	(818,030)	(1,015,198)
Other financial assets	(67,145)	170,997
Prepaid expenses and other current assets	976,976	1,059,169
Increase (decrease) in:
Payables to related parties	161,861	1,124,019
Accounts payable	1,224,512	304,772
Accrued expenses and other current liabilities	1,900,027	392,969

Net cash provided by operating activities	68,787,447	43,250,707

CASH FLOWS FROM INVESTING ACTIVITIES
Increase in short-term investments—net	(32,042,407)	(3,054,050)
Acquisitions of:
Long-term investments	(5,943,022)	(1,015,301)
Property, plant and equipment	(39,179,243)	(16,207,787)
Proceeds from disposal of:
Property, plant and equipment	250,080	132,387
Long-term investments	7,552	592
Increase in deferred charges	(640,653)	(711,056)
Decrease in refundable deposits	151,138	167,754
Decrease in other assets—miscellaneous	—	9,250

Net cash used in investing activities	(77,396,555)	(20,678,211)

(Continued)

English Translation of Financial Statements Originally Issued in Chinese

	2004	2003
CASH FLOWS FROM FINANCING ACTIVITIES
Purchase of treasury stock	($7,059,798)	$—
Decrease in guarantee deposits	(164,398)	(169,756)
Repayment on long-term bonds	—	(4,000,000)
Redemption of preferred stock	—	(13,000,000)
Remuneration to directors and supervisors	(127,805)	(58,485)
Cash dividend paid for preferred stocks	(184,493)	(455,000)

Net cash used in financing activities	(7,536,494)	(17,683,241)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(16,145,602)	4,889,255
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	98,288,002	61,656,795

CASH AND CASH EQUIVALENTS, END OF THE PERIOD	$82,142,400	$66,546,050

SUPPLEMENTAL INFORMATION
Interest paid (excluding the amounts capitalized of NT$157,109 thousand and NT$2,932 thousand in 2004 and 2003, respectively)	$268,006	$688,371

Income tax paid	$11,689	$2,500

Non-cash investing and financing activities:
Current portion of long-term bonds payable	$5,000,000	$—

Current portion of other payables to related parties (under payables to related parties)	$177,161	$—

Current portion of other long-term payables (under accrued expense and other current liabilities)	$1,757,476	$—

Reclassification of short-term investments to long-term investments	$3,402,413	$—

The accompanying notes are an integral part of the financial statements.	(Concluded)

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

NOTES TO FINANCIAL STATEMENTS
(Amounts in Thousand New Taiwan Dollars, Unless Specified Otherwise)

1.	GENERAL

Taiwan Semiconductor Manufacturing Company Ltd. (the Company or TSMC), a Republic of China corporation (R.O.C.), was incorporated as a venture among the Government of the R.O.C., acting through the Development Fund of the Executive Yuan; Philips Electronics N.V. and certain of its affiliates (Philips); and certain other private investors. In September 1994, its shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

The Company is engaged mainly in the manufacturing, selling, packaging, testing and designing of integrated circuits and other semiconductor devices, and the manufacturing of masks.

2.	SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented in conformity with Guidelines Governing in Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the R.O.C. Significant accounting policies are summarized as follows:

Use of Estimates

The preparation of financial statements in conformity with the aforementioned guidelines and principles requires management to make reasonable assumptions and estimates of matters that are inherently uncertain. The actual results may differ from management’s estimates.

Classification of Current and Non-current Assets and Liabilities

Current assets are those expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations due on demand within one year from the balance sheet date. Assets and liabilities that are not classified as current are non-current assets and liabilities, respectively.

Cash Equivalents

Government bonds under repurchase agreements, notes, treasury bill and commercial papers acquired with maturities less than three months from the date of purchase are classified as cash equivalents.

Short-term Investments

Short-term investments consist of bond funds, corporate bonds, government bonds, agency bonds, asset-backed securities, government bonds acquired under repurchase agreements and listed stocks. Cost of short-term investments are recorded at historical cost. Cash dividends are recorded as investment income in the current period.

The investments are carried at the lower of cost or market value. An allowance for decline in value is provided and is charged to current period earnings when the aggregate carrying value of the investments exceeds the aggregate market value. A reversal of the allowance is recorded for a subsequent recovery of the market value.

The cost of the asset-backed securities and the bonds sold is accounted for using the specific identification method, whereas the cost of bond funds and listed stocks sold is accounted for using the weighted-average method.

The market values of asset-backed securities and the bonds are determined using the average of bid and ask prices as of the balance sheet date. The market value of bond funds is determined using the net asset value of the funds at the end of the period, and the market value of listed stocks is determined using the average-closing price of the listed stocks for the last month of the period.

Allowance for Doubtful Receivables

Allowance for doubtful receivables are provided based on a review of the collectibility of accounts receivables. The Company determines the amount of allowance for doubtful accounts by examining the historical collection experience and current trends in the credit quality of it’s customers as well as its internal credit policies.

Revenue Recognition and Allowance for Sales Returns and Others

The Company recognizes net sales when the earnings process is complete, as evidenced by an agreement with the customer, transfer of title and acceptance, if applicable, have occurred, as well as the price is fixed or determinable and the collectibility is reasonably assured. An allowance is provided for any sales return and pricing discounts. Allowance for sales returns and pricing discounts is estimated based on historical experience and any known factors that would affect the allowance. Such provisions are deducted from sales in the year the products are sold and the estimated related costs are deducted from cost of sales.

Sales are determined using the fair value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from invoice date for majority of the customers and 30 to 45 days after the end of the month in which the sales occur for some customers. Since the receivables from sales are collectible within one year and such transactions are frequent, the fair value of receivables is equivalent to the nominal amount of cash received.

Inventories

Inventories are stated at the lower of cost or market value. Inventories are recorded at standard cost and adjusted to the approximate weighted-average cost at the end of each period. Market value represents net realizable value for finished goods and work in process. Replacement value represents net realizable value for raw materials, supplies and spare parts. The Company assesses the impact of changing technology on its inventory on-hand and writes off inventories that are considered obsolete. Ending inventories are evaluated for estimated excess quantities and obsolescence based on demand forecast within a specific time horizon, generally 180 days or less, and the estimated scrap and slow-moving items are recognized in the allowance for losses.

Long-term Investments

Investments in companies wherein the Company exercises significant influence on the operating and financial policy decisions are accounted for using the equity method of accounting. The Company’s proportionate share in the net income or net loss of investee companies is recognized as components of the “investment income/loss recognized by equity method—net” account. When equity investments are made, the difference, if any, between the cost of investment and the Company’s proportionate share of investee’s net book value is amortized using the straight-line method over five years and is recorded as a component of the “investment income/loss recognized by equity method—net” account.

When the Company subscribes to additional investee shares at a percentage different from its existing equity interest, the resulting carrying amount of the investment in the equity investee differs from the amount of Company’s proportionate share in the investee’s net equity. The Company records such difference as an adjustment to long-term investments with the corresponding amount charged to capital surplus. If investee’s functional currency is a foreign currency, “cumulative translation adjustments” will result from the process of translating the investee’s financial statements into the reporting currency of the Company.

Investments in companies wherein the Company does not exercise significant influence are recorded at historical cost. Cash dividends are recognized as income in the year received but are accounted for as reduction in the carrying values of the long-term investments if the dividends are received in the same year that the related investments are acquired. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income or the carrying amount of the investment. An allowance is recognized for any decline in the market value of investments with readily ascertainable fair market value with the corresponding amount recorded as an unrealized loss, a component of shareholders’ equity. A reversal of the allowance will result from a subsequent recovery of the market value of such investments. The market value of such investment is determined using the average-closing price of the listed stocks for the last month of the period. The carrying values of investments whose fair market values are not readily ascertainable are reduced to reflect an other-than-temporary decline in their values, with the related impairment loss charged to income.

Investments in foreign mutual funds are stated at the lower of aggregate cost or net asset value. An allowance is recognized when the cost of the funds is lower than their net asset values, with the corresponding amount recorded as a reduction to shareholders’ equity. A reversal of the allowance will result from a subsequent recovery of the net asset value.

The costs of stocks and mutual funds sold are determined using the weighted-average method.

Investments in long-term bonds are stated at amortized cost. The discount or premium is amortized over the duration period using the interest method, and recorded as an adjustment to the interest income.

If an investee company recognizes an unrealized loss on its long-term investment using the lower-of-cost-or-market method, the Company also recognizes a corresponding unrealized loss in proportion to its equity interest in the investee company and records the amount as a component of its shareholders’ equity.

Gains or losses on sales from the Company to investee companies accounted for using the equity method are deferred in proportion to the Company’s ownership percentage in the investee companies until realized through transactions with third parties. The entire amount of the gains or losses on sales to majority-owned subsidiaries is deferred until such gains or losses are realized through the subsequent sale of the related products to third parties.

Gains or losses on sales from investee companies to the Company are deferred in proportion to the Company’s ownership percentages in the investee companies until realized through transactions with third parties.

Property, Plant and Equipment, Assets Leased to Others and Idle Assets

Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. When an impairment is determined, the related assets are stated at the lower of fair value or book value. Idle assets are stated at the lower of net realizable value or book value. Significant additions, renewals, and betterments incurred during the construction period are capitalized. Maintenance and repairs are expensed in the period incurred. Interest expense incurred for the project during the purchase and construction period is also capitalized.

Depreciation is computed using the straight-line method over the following estimated service lives: buildings—10 to 20 years; machinery and equipment—5 years; and office equipment—3 to 5 years.

Upon sale or disposal of property, plant and equipment, the related cost and accumulated depreciation are removed from the corresponding accounts, with any gain or loss charged to income in the period of sale or disposal.

Goodwill

Goodwill represents the excess of the consideration paid for acquisitions over the fair market value of identifiable net assets acquired and acquisition costs. Goodwill is amortized using the straight-line method over the estimated life of 10 years.

Deferred Charges

Deferred charges consist of technology license fees and software and system design costs and other charges. The amounts are amortized as follows: technology license fees—the shorter of the estimated life of the technology or the term of the technology transfer contract, software and system design costs—3 or 5 years.

Pension Costs

The Company records net periodic pension costs on the basis of actuarial calculations. Unrecognized net transition obligation and unrecognized net gains or losses are amortized over 25 years.

Deferred Gain on Sale and Leaseback

The gain on the sale of property that is simultaneously leased back is deferred by the Company and amortized as an adjustment of rental expenses over the term of the lease.

Income Tax

The Company uses an inter-period tax allocation method for income tax. Deferred income tax assets and liabilities are recognized for the tax effects of temporary differences, unused tax credits, and net operating loss carry forwards. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or non-current in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or non-current based on the expected length of time before it is realized.

Any tax credit arising from the purchases of machinery, equipment and technology, research and development expenditures, personnel training, and investments in important technology-based enterprise are recognized using the current method.

Adjustments to prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

As of January 1, 1998, income taxes on unappropriated earnings (excluding earnings from foreign consolidating subsidiaries) of 10% are expensed in the year of shareholder approval which is usually the year subsequent to the year incurred.

Stock-Based Compensation

Compensatory employee stock option plans that are amended or have options granted on or after January 1, 2004 must be accounted for following the interpretations issued by Accounting Research and Development Foundation. The Company adopted the intrinsic value method and any compensation cost is charged to expense over the employee vesting period as specified in the stock option plans.

Treasury Stock

When the Company purchases its outstanding common stock, the cost of the reacquired stock is recorded as treasury stock which is a reduction to shareholders’ equity. The Company’s stock held by its subsidiaries is also treated as treasury stock and reclassified from long-term investments to treasury stock.

Foreign Currency Transactions

Foreign currency transactions are recorded in New Taiwan dollars at the current rate of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign currency transactions or monetary assets and liabilities denominated in a foreign currency are recognized in current operations. At the end of each period, assets and liabilities denominated in foreign currencies are revalued at the prevailing exchange rate with the resulting gains or losses recognized in current operations.

Derivative Financial Instruments

The Company enters into foreign currency forward contracts to manage its currency exposures in cash flow and in foreign currency-denominated assets and liabilities. The differences in the New Taiwan dollar amounts translated using the spot rate and the amounts translated using the contracted forward rates on the contract date are amortized over the terms of the forward contracts using the straight-line method. At the end of each period, the receivables or payables arising from forward contracts are restated using the prevailing spot rate at the balance sheet date with the resulting differences charged to income. In addition, the receivables and payables related to forward contracts are netted with the resulting amount presented as either an asset or a liability. Any resulting gains or losses upon settlement are charged to income in the period of settlement.

The Company enters into interest rate swap transactions to manage its exposures to changes in interest rates on existing liabilities. These transactions are accounted for on an accrual basis, in which the cash settlement receivable or payable is recorded as an adjustment to interest income or expense.

The notional amount of foreign currency option contracts entered into for hedging purposes are not recognized as an asset or liability on the contract dates. The premiums paid or received for the call or put options are amortized and charged to income on a straight-line basis over the term of the related contract. Any resulting gains or losses upon settlement are charged to income in the period of settlement.

3.	CASH AND CASH EQUIVALENTS

	June 30
	2004	2003
Cash and bank deposits	$69,712,977	$63,513,247
Government bonds acquired under repurchase agreements	10,165,256	3,032,803
Corporate issued notes	884,533	—
Treasury bills	842,873	—
Agency notes	435,526	—
Commercial papers	101,235	—

	$82,142,400	$66,546,050

4.	SHORT-TERM INVESTMENTS

	June 30
	2004	2003
Bond funds	$9,900,000	$—
Corporate bonds	7,190,519	—
Government bonds	7,052,471	3,054,050
Agency bonds	6,974,162	—
Corporate issued asset-backed securities	6,720,188	—
Government bonds acquired under repurchase agreements	3,355,145	—
Listed stocks	6,528	—

	$41,199,013	$3,054,050

Market value	$41,491,242	$3,057,705

The Company entered into investment management agreements with two well-known financial institutions (fund managers) to manage investment portfolios for the Company. In accordance with the investment guidelines and terms in these agreements, the securities invested by fund managers should reach specific level of credit rating. As of June 30, 2004, the Company invested these investment portfolios in the aggregate amount of US$800,000 thousand. The investment portfolios included securities such as notes, treasury bills, asset-backed securities, agency bonds, commercial papers, corporate bonds and government bonds. The securities acquired with maturities less than three months from the date of purchase had been reclassified to cash equivalents.

5.	INVENTORIES—NET

	June 30
	2004	2003
Finished goods	$2,392,871	$1,872,790
Work in process	9,192,283	10,522,974
Raw materials	785,848	374,667
Supplies and spare parts	755,052	677,276

	13,126,054	13,447,707
Allowance for losses	(1,400,866)	(2,092,173)

	$11,725,188	$11,355,534

6.	LONG-TERM INVESTMENTS

	June 30
	2004		2003
		% of		% of
	Carrying	Owner-	Carrying	Owner-
	Value	ship	Value	ship
Equity method:
TSMC International Investment Ltd. (TSMC International)	$23,708,232	100	$21,954,303	100
Vanguard International Semiconductor Corporation (VIS)	4,667,952	28	3,848,018	28
TSMC Partners, Ltd. (TSMC Partners)	4,113,671	100	3,931,378	100
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	3,181,111	32	2,609,934	32

(Continued)

	June 30
	2004		2003
		% of		% of
	Carrying	Owner-	Carrying	Owner-
	Value	ship	Value	ship
TSMC (Shanghai) Company Limited (TSMC—Shanghai)	$1,758,405	100	$—	—
Emerging Alliance Fund, L.P. (Emerging Alliance)	912,982	99	879,128	99
TSMC North America (TSMC—North America)	474,695	100	240,294	100
Global Unichip Corporation (GUC)	362,629	47	387,376	47
VentureTech Alliance Fund II, L.P., (VTAF II)	165,190	98	—	—
TSMC Japan K. K. (TSMC—Japan)	100,521	100	91,333	100
VisEra Technology Company, Ltd. (VisEra)	51,825	25	—	—
Chi Cherng Investment Co., Ltd. (Chi Cherng)	42,990	36	38,514	36
Hsin Ruey Investment Co., Ltd. (Hsin Ruey)	42,673	36	38,216	36
Taiwan Semiconductor Manufacturing Company Europe B.V. (TSMC—Europe)	23,764	100	10,990	100

	39,606,640		34,029,484

Cost method:
Publicly traded stock
Amkor Technology	—	—	280,748	—
Monolithic System Technology Inc.	—	—	104,289	2
Taiwan Mask Co., Ltd.	—	—	32,129	2
Non-publicly traded stock
United Industrial Gases Co., Ltd.	193,584	11	193,584	11
Shin-Etsu Handotai Taiwan Co., Ltd.	105,000	7	105,000	7
Hontung Venture Capital Co., Ltd.	83,916	10	83,916	10
W.K. Technology Fund IV	50,000	2	50,000	2
Funds
Horizon Venture Fund I, L.P.	246,485	—	195,452	—
Crimson Asia Capital Ltd., L.P.	37,392	—	47,385	—

	716,377		1,092,503

Long-term bonds—government bonds	8,893,477	—	—	—

	$49,216,494		$35,121,987

In August, November, 2003 and May 2004, the Company established TSMC—Shanghai, invested in VisEra and VTAF II, respectively.

For the six months ended June 30, 2004 and 2003, net investment income and losses recognized by equity method were NT$2,053,966 thousand and NT$705,431 thousand for the six months ended June 30, 2004 and 2003, respectively. The carrying value of investments accounts accounted for under the equity method and the related investment income or losses were determined based on the audited financial statements of the investees for the same periods as the Company.

7.	PROPERTY, PLANT AND EQUIPMENT

Accumulated depreciation consisted of the following:

	June 30
	2004	2003
Buildings	$32,452,205	$26,377,185
Machinery and equipment	238,344,951	189,172,205
Office equipment	4,268,797	3,366,082

	$275,065,953	$218,915,472

Information on the status of the expansion or construction plans of the Company’s manufacturing facilities as of June 30, 2004 is as follows:

	Estimated	Accumulated
Construction/Expansion Plan	Complete Cost	Expenditures	Expected Date of Commencement
Fab 14 construction	$67,047,200	$59,076,700	Fourth quarter of 2004
Fab 12 expansion	59,235,000	864,000	First quarter of 2005

Interest expense for the six months ended June 30, 2004 and 2003 was NT$760,090 thousand and NT$949,056 thousand, respectively (before deducting capitalized amounts of NT$157,109 thousand in 2004 and NT$2,932 thousand in 2003, respectively). The interest rate used for purposes of calculating the capitalized amount was 2.80% and 5.283% for the six months ended June 30, 2004 and 2003, respectively.

8.	DEFERRED CHARGES—NET

	June 30
	2004	2003
Technology license fee	$7,518,432	$5,711,412
Software and system design costs	2,444,985	2,955,771
Others	103,201	64,261

	$10,066,618	$8,731,444

9.	BONDS

	June 30
	2004	2003
Domestic unsecured bonds:
Issued in October, 1999 and payable in October, 2004, 5.95% interest payable annually	$5,000,000	$5,000,000
Issued in December, 2000 and payable in December 2005 and 2007 in two equal payments, 5.25% and 5.36% interest payable annually, respectively	15,000,000	15,000,000
Issued in January, 2002 and payable in January 2007, 2009 and 2012 in three equal payments, 2.6%, 2.75% and 3% interest payable annually, respectively	15,000,000	15,000,000

	$35,000,000	$35,000,000

As of June 30, 2004 future principal payments for the Company’s bonds arrangements are as follows:

Year of Repayment	Amount
2004 3rd to 4th quarter	$5,000,000
2005	10,500,000
2007	7,000,000
2008 and thereafter	12,500,000

35,000,000
Less: Current portion	5,000,000

$30,000,000

10.	OTHER LONG-TERM PAYABLES

The Company entered into several license arrangements for certain semiconductor-related patents. Future payments under the agreements as of June 30, 2004 are as follows:

Year	Amount
2004 3rd to 4th quarter	$1,114,196
2005	1,271,495
2006	455,962
2007	472,850
2008	270,200
2009 and thereafter	810,600

4,395,303
Less: Current portion (under accrued expenses and other current liabilities)	1,757,476

$2,637,827

11.	PENSION PLAN

The Company has a defined benefit pension plan for all regular employees that provides benefits based on length of service and average monthly salaries and wages for the six-month period prior to retirement.

The Company contributes at an amount equal to 2% of salaries paid every month to a Pension Fund (the Fund). The Fund is administered by a pension fund monitoring committee (the Committee) and the amounts in the Fund are deposited in the Committee’s name in the Central Trust of China.

Accrued pension costs based on actuarial calculation for the six months ended June 30, 2004 and 2003 were NT$365,228 thousand and NT$311,022 thousand, respectively. The balances of the Fund were NT$1,324,108 thousand and NT$1,101,623 thousand as of June 30, 2004 and 2003, respectively.

12.	INCOME TAX

a.	A reconciliation of income tax expense on income before income tax at the statutory rate and current income tax expense before income tax credits is as follows:

	Six Months Ended
	June 30
	2004	2003
Income tax expense based on “income before income tax” at statutory rate (25%)	$(10,388,989)	$(4,188,111)
Tax-exempt income	6,233,394	2,027,750
Temporary and permanent differences	(294,984)	162,898

Current income tax expense before income tax credits	$(4,450,579)	$(1,997,463)

b.	Income tax benefit (expense) consists of the following:

	Six Months Ended
	June 30
	2004	2003
Current income tax expense before tax credits	$(4,450,579)	$(1,997,463)
Additional 10% on the unappropriated earnings	(821,767)	(1,271,759)
Income tax credits	5,272,346	3,269,222
Other income tax	(278,489)	(2,500)
Net change in deferred income tax assets and liabilities
Investment tax credits	(883,812)	2,573,210
Temporary differences	528,349	(476,739)
Valuation allowances	1,276,796	(2,758,582)

Income tax benefit (expense)	$642,844	$(664,611)

c.	Deferred income tax assets (liabilities) consist of the following:

	June 30
	2004	2003
Current:
Investment tax credits	$6,144,000	$3,320,000

Noncurrent:
Investment tax credits	$18,622,082	$25,820,863
Temporary differences	(2,957,102)	(4,042,580)
Valuation allowances	(11,495,051)	(12,600,723)

	$4,169,929	$9,177,560

d.	Integrated income tax information:

The balances of the imputation credit account (ICA) as of June 30, 2004 and 2003 were NT$347,422 thousand and NT$14,748 thousand, respectively.

The actual creditable ratio for 2003 and 2002 were 0.03% and 0.08%, respectively.

e.	All retained earnings generated prior to December 31, 1997 had been appropriated.

f.	As of June 30, 2004, investment tax credits consist of the following:

		Total	Remaining
		Creditable	Creditable	Expire
Regulation	Items	Amounts	Amounts	Year
Statute for Upgrading	Purchase of machinery	$4,461,519	$20,936	2004
Industries	and equipment	3,820,225	3,820,225	2005
		4,917,933	4,917,933	2006
		4,146,862	4,146,862	2007
		867,205	867,205	2008

		$18,213,744	$13,773,161

Statute for Upgrading	Research and development	$2,270,013	$1,438,251	2004
Industries	expenditures	3,147,071	3,147,071	2005
		3,342,952	3,342,952	2006
		1,976,913	1,976,913	2007
		917,500	917,500	2008

		$11,654,449	$10,822,687

Statute for Upgrading	Personnel training	$48,659	$48,659	2004
Industries		29,448	29,448	2005
		27,311	27,311	2006
		26,780	26,780	2007

		$132,198	$132,198

Statute for Upgrading Industries	Investments in important technology-based enterprise	$38,036	$38,036	2005

g.	The sales generated from the following expansion and construction of the Company’s manufacturing plants are exempt from income tax:

Tax-Exemption Period
Construction of Fab 6	2001 to 2004
Construction of Fab 8—module B	2002 to 2005
Expansion of Fab 2—modules A and B, Fab 3, Fab 4, Fab 5 and Fab 6	2003 to 2006
Construction of Fab 12	2004 to 2007

h.	The tax authorities have examined income tax returns of the Company through 2000. However, the Company is contesting the assessment by the tax authority for 1992, 1997 and 1998. The Company believes that any additional assessment will not have a material adverse effect on the Company.

13.	LABOR COST, DEPRECIATION AND AMORTIZATION EXPENSE

	Six Months Ended June 30, 2004			Six Months Ended June 30, 2003
		Classified as			Classified as
	Classified as	Operating		Classified as	Operating
	Cost of Sales	Expense	Total	Cost of Sales	Expense	Total
Labor cost
Salary	$4,302,502	$2,063,433	$6,365,935	$3,421,909	$1,469,436	$4,891,345
Labor and health insurance	269,132	148,662	417,794	223,533	112,100	335,633
Pension	235,293	129,935	365,228	207,039	103,983	311,022
Other	174,500	311,136	485,636	88,871	47,921	136,792
Depreciation	27,377,787	1,193,473	28,571,260	27,768,264	1,152,407	28,920,671
Amortization	1,381,976	1,123,581	2,505,557	755,793	1,190,504	1,946,297

	$33,741,190	$4,970,220	$38,711,410	$32,465,409	$4,076,351	$36,541,760

14.	SHAREHOLDERS’ EQUITY

The Company has issued 668,395 thousand ADSs which are traded on the NYSE as of June 30, 2004. The number of common shares represented by the ADSs is 3,341,973 thousand shares (one ADS represents five common shares).

Capital surplus can only be used to offset a deficit under the ROC Company Law. However, the components of capital surplus generated from donated capital and the excess of the issue price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the purchase of treasury stock) can be transferred to capital as stock dividends.

As of June 30, 2004 and 2003, the capital surplus consisted of the following:

	2004	2003
From merger	$24,132,297	$24,132,297
Additional paid-in capital	23,172,550	23,172,550
From long-term investments	115,665	81,746
From convertible bonds	9,410,632	9,410,632
Donation	55	55
Treasury stock	54,715	43,471

Total	$56,885,914	$56,840,751

The Company’s Articles of Incorporation provide that the following shall be appropriated from annual earnings to the extent that the annual earnings exceed any accumulated deficit:

a.	10% legal reserve; until the amount of total legal reserve equals to the Company’s total paid-in capital;

b.	Special reserve in accordance with relevant laws or regulations;

c.	Remuneration to directors and supervisors and bonuses to employees equals to 0.3% and at least 1% of the remainder, respectively. Individuals eligible for the employee bonuses may include employees of affiliated companies as approved by the board of directors or a representative of the board of directors;

d.	Dividends to holders of preferred shares at a 3.5% annual rate are based on the period which the preferred shares have been outstanding. Following the redemption of all its issued and outstanding preferred shares on May 29, 2003, the Company amended its Article of Incorporation on June 3, 2003 to remove the provision for issuance of any future dividends to preferred shareholders as of that date; and

e.	The appropriation of any remaining balance shall be approved by the shareholders.

Dividends may be distributed in shares of common stock or a combination of cash and common stock. Distributions of profits are preferably made in the form of stock dividend. The total of cash dividends paid in any given year may not exceed 50% of total dividends distributed in that year.

Any appropriations of net income are recorded in the financial statement in the year of shareholder approval.

The appropriation for legal reserve shall be made until the reserve equals the aggregate par value of the Company’s outstanding capital stock. The reserve can only be used to offset an accumulated deficit or be distributed as a stock dividend up to 50% of the reserve balance when the reserve balance has reached 50% of the aggregate par value of the outstanding capital stock of the Company.

A special reserve equivalent to the debit balance of any account shown in the shareholder’s equity section of the balance sheet (for example, unrealized loss on long-term investments and cumulative translation adjustments), shall be made from unappropriated retained earnings pursuant to existing regulations promulgated by the R.O.C Securities and Futures Commission (SFC). The special reserve is allowed to be appropriated to the extent that the debit balance of such accounts is reversed.

The appropriations of earnings for 2003 and 2002 were approved in the shareholders’ meeting on May 11, 2004 and June 3, 2003, respectively. The appropriations and dividend per share are as follows:

			Dividend Per Share
	Appropriation of Earnings		(NT$)
	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2003	Year 2002	Year 2003	Year 2002
Legal reserve	$4,725,870	$2,161,029	—	—
Special reserve	(68,945)	68,945	—	—
Bonus paid to employees—in cash	681,628	—	—	—
Bonus paid to employees—in stock	2,726,514	1,539,013	—	—
Preferred stock dividend—in cash	184,493	455,000	0.35	0.35
Common stock dividend—in cash	12,159,971	—	0.60	—
Common stock dividend—in stock	28,373,267	14,898,309	1.41	0.80
Remuneration to directors and supervisors—in cash	127,805	58,485	—	—

	$48,910,603	$19,180,781

The amount of above appropriation of earnings for 2003 and 2002 is consistent with the resolution of the meetings of board of directors on February 17, 2004 and March 4, 2003, respectively. However, the Company Law of R.O.C. states that treasury stock shall not participate in the appropriation of earnings. Therefore, the actual cash dividend per share and stock dividend per share are slightly more than those in the aforementioned resolution. If the above employee bonus and remuneration to directors and supervisors had been paid in cash and charged against income for 2003 and 2002, the basic earnings per share for the years ended December 31, 2003 and 2002 would decrease from NT$2.33 to NT$2.15 and NT$1.14 to NT$1.05, respectively. The shares distributed as a bonus to employees represented 1.35 % and 0.83 % of the Company’s total outstanding common shares as of December 31, 2003 and 2002, respectively.

The above information associated with the appropriations of bonus to employees and remuneration to directors and supervisors is available at Market Observation System website.

Under the Integrated Income Tax System that became effective on January 1, 1998, ROC resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by the Company on earnings generated as of January 1, 1998. An imputation credit account is maintained by the Company for such income tax and the tax credit allocated to each shareholder.

Preferred Shareholders

The Company issued 1,300,000 thousand shares of unlisted Series A—preferred stock to certain investors on November 29, 2000. All of the preferred stock was redeemed at par value and retired on May 29, 2003. Under the Company’s Articles of Incorporation, as amended on June 3, 2003, the Company is no longer authorized to issue preferred stock.

The preferred shareholders had the following rights and related terms and conditions prior to redemption:

Preferred shareholders

a.	Are entitled to receive cumulative cash dividends at an annual rate of 3.5%.

b.	Are not entitled to receive any common stock dividends (whether declared out of unappropriated earnings or capital surplus).

c.	Have priority over the holders of common shares to the assets of TSMC available for distribution to shareholders upon liquidation or dissolution; however, the pre-emptive rights to the assets shall not exceed the issue value of the shares.

d.	Have voting rights similar to that of the holders of common shares.

e.	Have no right to convert their shares into common shares. The preferred shares are to be redeemed within thirty months from their issuance. The preferred shareholders have the aforementioned rights and the Company’s related obligations remain the same until the preferred shares are redeemed by the Company.

15.	STOCK-BASED COMPENSATION PLANS

On October 29, 2003 and June 25, 2002, the SFC approved The Company’s Employee Stock Option Plans (the 2003 Plan and the 2002 Plan, respectively). The maximum number of units authorized to be granted under the 2003 Plan and the 2002 Plan was 120,000 thousand and 100,000 thousand, respectively, with each unit representing one common share of stock. The option rights may be granted to qualified employees of the Company, TSMC—North America, and WaferTech, LLC, (WaferTech, an indirectly owned subsidiary of the Company). The option rights of both plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of both plans, stock option rights are granted at an exercise price equal to the closing price of the Company’s common shares listed on the TSE on the date of grant. Under the 2002 Plan, there were 57,239 thousand option rights had never been granted, or had been granted and subsequently cancelled. These un-granted or cancelled option rights expired as of June 30, 2004.

Information of outstanding stock option rights for the six months ended June 30, 2004 and 2003 under the 2003 Plan and the 2002 Plan is as follows:

	2003 Plan		2002 Plan
	Number of	Weighted-	Number of	Weighted-
	Outstanding	Average	Outstanding	Average
	Stock Option	Exercise	Stock Option	Exercise
	Rights	Price	Rights	Prices
	(In Thousands)	(NT$)	(In Thousands)	(NT$)
Six months ended June 30, 2004
Beginning balance	842	57.8	48,515	42.7
Options granted	12,891	50.0	7,200	42.6
Options cancelled	(377)	51.5	(2,133)	44.0

Ending balance	13,356		53,582

Six months ended June 30, 2003
Beginning balance			19,369	52.9
Options granted			21,792	54.6
Options cancelled			(600)	52.8

Ending balance			40,561

The number of outstanding option rights and exercise prices have been adjusted to reflect the appropriations of dividends in accordance with the plans.

As of June 30, 2004, there are no exercisable stock option rights. Information on outstanding option rights is as follows:

	Option Outstanding
	Number of	Weighted-Average
	Outstanding	Remaining	Weighted-Average
	Options	Contractual Life	Exercise Price
Range of Exercise Prices (NT$)	(In Thousands)	(Years)	(NT$)
2003 Plan (49.9-57.8)	13,356	9.84	50.4
2002 Plan (32.8-46.2)	53,582	8.59	42.6

Total (32.8-57.8)	66,938	8.84	44.2

The compensation cost recognized for the six months ended June 30, 2004 was zero. If the Company uses fair-value based method to evaluate the options granted, the method, assumptions and pro forma results of the Company for the six months ended June 30, 2004 would be as follows:

Method:	Black-Scholes model
Assumptions:
Expected dividend yield	1.00%
Expected volatility	43.19%-43.25%
Risk free interest rate	3.07%-3.85%
Expected life	5 years
Net income:
Net income as reported	$42,198,802
Pro forma net income	42,184,898
Earnings per share (EPS) (NT$):
Basic EPS as reported	1.81
Pro forma basic EPS	1.81
Diluted EPS as reported	1.81
Pro forma diluted EPS	1.81

The estimated weighted average fair value for the options granted under the 2003 Plan during the six-month period ended June 30, 2004 was NT$19.75 per option.

16.	TREASURY STOCK (COMMON STOCK)

	(Shares in Thousand)
	Beginning	Increase/		Ending
	Shares	Dividend	Decrease	Shares
Six months ended June 30, 2004
Reclassification of parent company stock held by subsidiaries from long-term investment	40,597	5,676	303	45,970
Maintaining the shareholders’ equity	—	124,720	—	124,720

	40,597	130,396	303	170,690

Six months ended June 30, 2003
Reclassification of parent company stock held by subsidiaries from long-term investment	42,001	—	40	41,961

Proceeds from sale of treasury stock held by subsidiaries for the six months ended June 30, 2004 and 2003 were NT$18,218 thousand and NT$1,876 thousand, respectively. As of June 30, 2004 and 2003, the book value of the stock held by subsidiaries was NT$1,616,669 thousand and NT$1,922,049 thousand, respectively; the market value was NT$2,247,024 thousand and NT$2,463,723 thousand, respectively. Capital stock held by subsidiaries as an investment is recorded as treasury stock with the holder having the same rights as other common shareholders.

In order to maintain the shareholders’ equity, the Company held a special meeting of the Board of Directors and approved a share buyback plan to purchase the Company’s common shares listed on the TSE from its shareholders during the period from March 24, 2004 to May 23, 2004. The purchased shares will be cancelled and deducted from the Company’s current outstanding common shares. The maximum number of shares of treasury stock that the Company can hold is 300,000 thousand shares while the prices of the range from NT$38.5 to NT$95 per share. As of June 30, 2004, the share buyback plan has ended and the Company has purchased 124,720 thousand common shares for a total of NT$7,059,798 thousand. As of July 13, 2004, the treasury stock has not been retired.

17.	EARNINGS PER SHARE

EPS is computed as follows:

				EPS (NT$)
	Amounts (Numerator)
			Shares	Before	After
	Before	After	(Denominator)	Income	Income
	Income Tax	Income Tax	(Thousand)	Tax	Tax
Six months ended June 30, 2004
Basic EPS
Income available to common shareholders	$41,555,958	$42,198,802	23,291,848	$1.78	$1.81

Effect of diluted securities—stock option	—	—	9,321

Diluted EPS
Income available to common shareholders	$41,555,958	$42,198,802	23,301,169	$1.78	$1.81

Six months ended June 30, 2003
Net income	$16,752,445	$16,087,834
Less—preferred stock dividends	(184,493)	(184,493)

Basic and diluted EPS
Income available to common shareholders	$16,567,952	$15,903,341	23,324,860	$0.71	$0.68

The potential common shares issuable under the employee stock option plans (see Note 15) are included in the denominator of the diluted EPS computation by using the treasury stock method under the Statement of Financial Accounting Statement No. 24 “Earning Per Share”, however, such shares resulted in a non-dilutive per share amount for the six months ended June 30, 2003.

18.	RELATED PARTY TRANSACTIONS

The Company engages in business transactions with the following related parties:

a.	Industrial Technology Research Institute (ITRI), the Chairman of the Company is one of its directors

b.	Philips, a major shareholder of the Company

c.	Subsidiaries

TSMC—North America TSMC—Europe TSMC—Japan

d.	Investees

VIS GUC SSMC

e.	Indirect subsidiaries

WaferTech TSMC Technology Inc. (TSMC Technology)

The significant transactions with the aforementioned parties in addition to those disclosed in other Notes are summarized as follows:

	Six Months Ended June 30
	2004		2003
	Amount	%	Amount	%
For the period
Sales
TSMC—North America	$68,191,878	55	$52,570,870	58
Philips and its affiliates	2,712,508	2	1,396,502	2
Others	205,544	—	369,015	—

	$71,109,930	57	$54,336,387	60

Purchases
WaferTech	$7,505,754	35	$4,669,299	32
VIS	4,247,055	19	2,286,535	16
SSMC	3,050,439	14	2,676,309	19

	$14,803,248	68	$9,632,143	67

Manufacturing expenses—technical assistance fee (see Note 20a)
Philips	$808,072	1	$1,493,877	3

Marketing expenses—commission
TSMC—Japan	$139,243	14	$63,642	10
TSMC—Europe	105,175	11	47,577	7

	$244,418	25	$111,219	17

Sale of property, plant, and equipment
VIS	$32,960	13	$8,098	6

Non-operating income and gain
SSMC (mainly technical service income, see Note 20e)	$149,362	5	$54,811	6
VIS	29,763	1	271	—
WaferTech	2,076	—	81	—

	$181,201	6	$55,163	6

At end of the period
Receivables
TSMC—North America	$17,029,287	94	$14,490,662	96
Philips and its affiliates	922,713	5	508,535	3
Others	178,742	1	187,793	1

	$18,130,742	100	$15,186,990	100

(Continued)

	Six Months Ended June 30
	2004		2003
	Amount	%	Amount	%
Payables
VIS	$1,844,800	40	$996,832	28
WaferTech	1,296,351	28	930,867	26
Philips and its affiliates	745,428	16	1,160,377	32
SSMC	685,240	15	395,253	11
Others	90,182	1	107,688	3

	$4,662,001	100	$3,591,017	100

Other payables to related parties (excluding current portion which is under payables to related parties. See Note 20a) Philips and its affiliates	$3,622,369	100	—	—

Refundable deposits
VIS	$—	—	$349,204	93

The terms of sales to related parties and the terms of the sales of property, plant and equipment to related parties are not significantly different from those to third parties. For other related parties transactions, since no other similar transactions to follow, the prices are determined in accordance with the related contractual agreements.

19.	SIGNIFICANT LONG-TERM OPERATING LEASES

The Company leases land from the Science-Based Industrial Park Administration. These agreements expire on various dates from March 2008 to December 2020. The agreements can be renewed upon their expiration.

As of June 30, 2004, future remaining lease payments are as follows:

Year	Amount
2004 (3rd to 4th quarter)	$117,674
2005	235,348
2006	235,348
2007	235,348
2008	210,687
2009 and thereafter	1,617,858

$2,652,263

20.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES

The significant commitments and contingencies of the Company as of June 30, 2004 are as follows:

a.	On June 20, 2004, the Company and Philips revised the Technical Cooperation Agreement, which was originally signed on May 12, 1997, with effective date from January 1, 2004 for five years. Upon expiration, this amended Technical Cooperation Agreement will be terminated at the expiration date and will not be automatically renewed. Under this amended Technical Cooperation Agreement, the Company will pay Philips royalties based on fixed amounts mutually agreed-on, rather than under certain percentage of the Company’s annual net sales. The Company and Philips also agree to cross license the patents owned by each party.

b.	Under a technical cooperation agreement with ITRI, the Company shall reserve and allocate up to 35% of certain of its production capacity for use by the Ministry of Economic Affairs (MOEA) or any other party designated by the MOEA.

c.	Under several foundry agreements, the Company shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with the Company. As of June 30, 2004, the Company had a total of US$17,616 thousand of guarantee deposits.

d.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. On March 30, 1999, the parties formed a joint venture company, SSMC, for the purpose of constructing an integrated circuit foundry in Singapore. As of June 30, 2004, the Company’s equity interest in SSMC was 32%. The Company and Philips committed to buy specific percentages of the production capacity of SSMC. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its total capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

e.	The Company provides technical services to SSMC under a Technical Cooperation Agreement (the Agreement) entered into on May 12, 1999. The Company receives compensation for such services computed at a specific percentage of net selling price of certain products sold by SSMC. The Agreement shall remain in force for ten years and may be automatically renewed for successive periods of five years unless pre-terminated by either party under certain conditions.

f.	The Company provided guarantees on loans amounting to US$60,000 thousand, US$40,000 thousand and US$440,000 thousand for TSMC Development, Inc. (TSMC Development), TSMC—North America and WaferTech, respectively.

g.	Under a Technology Transfer Agreement (TTA) with National Semiconductor Corporation (National) entered into on June 27, 2000, the Company shall receive payments for the licensing of certain technology to National. The agreement was to remain in force for ten years and could be automatically renewed for successive periods of two years thereafter unless either party gives notice for early termination under certain conditions. In January 2003, the Company and National entered into a Termination Agreement whereby the TTA was terminated for convenience. Under the termination agreement, the Company is relieved of further obligation to transfer additional technology. In addition, the Company granted National an option to request the transfer of certain technologies under the same terms and conditions as the terminated TTA. The option will expire in January 2008.

h.	Beginning in 2001, the Company entered into several licensing arrangements for certain semiconductor patents. The terms of the contracts range from five to ten years with payments to be made in the form of royalties over the term of the related contracts. The Company has recorded the related amounts as a liability with the corresponding amounts recorded as deferred charges which are amortized and charged to cost of sales on a straight-line basis over the estimated life of the technology or the term of the contract, whichever is shorter.

i.	In November 2002, the Company entered into an Amended and Restated Joint Technology Cooperation Agreement with Philips, Motorola, Inc. and STMicroelectronics to jointly develop 90-nanometer to 65-nanometer advanced CMOS Logic and e-DRAM technologies. The Company also agreed to align 0.12 micron CMOS Logic technology to enhance its foundry business opportunities. The Company will contribute process technologies and share a portion of the costs associated with this joint development project.

j.	In December 2003, the Company entered into a Technology Development and License Agreement with Motorola Inc. to jointly develop 65nm SOI (silicon on insulator) technology. The Company will also license related 90nm SOI technology from Motorola. Any intellectual properties arising out of the co-development project shall be jointly owned by the parties. In accordance with the agreement, the Company will pay royalty to Motorola, Inc. and will share a portion of the costs associated with the joint development project.

k.	In December 2003, the Company filed a lawsuit in the US District Court for the Northern District of California against Semiconductor Manufacturing International Corporation (SMIC) and certain of its subsidiaries for patent infringement seeking injunctive relief and monetary damages. In May 2004, the Company filed a separate suit against SMIC and certain of its subsidiaries in Alameda County of California for trade secret misappropriation seeking injunctive relief and monetary damages. The probable outcome in either forum cannot be reasonably estimated.

l.	Amounts available under unused letters of credit as of June 30, 2004 were NT$6,480 thousand, US$15 thousand and SG$85 thousand.

21.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFC for the Company and its investees:

a.	Financing provided: Please see Table 1 attached;

b.	Endorsement/guarantee provided: Please see Table 2 attached;

c.	Marketable securities held: Please see Table 3 attached;

d.	Marketable securities acquired or disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

f.	Disposal of individual real estate properties at prices of at least NT$100 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the capital: Please see Table 6 attached;

h.	Receivable from related parties amounting to at least NT$100 million or 20% of the capital: Please see Table 7 attached;

i.	Names, locations, and related information of investee on which the Company exercises significant influence: Please see Table 8 attached;

j.	Financial instrument transactions:

1)	Derivative financial instruments

The Company entered into derivative financial instrument transactions for the six-month period ended June 30, 2004 to manage exposures related to foreign-currency denominated receivables or payables, and interest rate fluctuations. Certain information on these contracts is as follows:

a)	Outstanding forward exchange contracts as of June 30, 2004 are as follows:

Financial		Contract Amount (Nominal)
Instruments	Period	Amount) (In Thousand)
Sell	July 2004 to April 2005	US$ 2,158,000	(US$/NT$)
Sell	August 2004	EUR 20,000	(EUR/US$)

As of June 30, 2004, payables to forward exchange contracts (included in the “other current liabilities” account) aggregate approximately NT$903,322 thousand. Net exchange losses for the six months ended June 30, 2004 was NT$69,938 thousand.

b)	Interest rate swaps

The Company entered into interest rate swap contracts to manage related interest rates on its long-term loans. Net interest income on these transactions for the six months ended June 30, 2004 was NT$9,292 thousand. Outstanding contracts as of June 30, 2004 were as follows:

		Contract
		Amount
		(Nominal)
Contract Date	Period	(In Thousand)
September 19, 2003	September 22, 2003 to December 15, 2005	$500,000
October 16, 2003	October 20, 2003 to December 15, 2005	500,000
October 16, 2003	October 20, 2003 to December 15, 2005	500,000
October 17, 2003	October 21, 2003 to December 15, 2005	500,000
October 17, 2003	October 20, 2003 to December 15, 2005	500,000
November 7, 2003	November 11, 2003 to December 15, 2005	500,000

c)	Transaction risk

i)	Credit risk. Credit risk represents the positive net settlement amount of those contracts with positive fair values at the balance sheet date. The positive net settlement amount represents the loss incurred by the Company if the counter-parties breached the contracts. The banks, which are the counter-parties to the foregoing derivative financial instruments, are reputable financial institutions. Management believes its exposures related to the potential default by those counter-parties are low.

ii)	Market price risk. All derivative financial instruments are intended as hedges for fluctuations in currency exchange rates on the Company’s foreign currency denominated receivables or payables and interest rate fluctuations on its floating rate long-term loans. Gains or losses from forward exchange contracts are likely to be offset by gains or losses from the hedged receivables and payables. Interest rate risks are also controlled as the expected cost of capital is fixed. Thus, market price risks are believed to be minimal.

iii)	Liquidity and cash flow risk and uncertainty of amount and term of future cash demand.

As of June 30, 2004, the Company’s future cash demand for outstanding forward exchange contracts, interest rate swaps and option contracts are as follows:

	Forward Exchange Contracts
	Inflow		Outflow
Term	(In Thousand)		(In Thousand)
Within one year	NT$	71,986,263	US$2,158,000
	US$	24,132	EUR	20,000

The Company has sufficient operating capital to meet the above cash demand. The interest rate of the interest rate swaps has taken the Company’s cost of capital into account. In addition, the exchange rates of forward foreign exchange contracts and interest swap contracts are fixed. Therefore, there is no material fund raising risk and cash flow risk.

2)	The fair values of financial instruments were as follows:

	June 30
	2004		2003
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
Non-derivative financial instruments
Assets
Short-term investments	$41,199,013	$41,491,242	$3,054,050	$3,057,705
Long-term investments	49,216,494	57,269,033	35,121,987	38,358,044
Liabilities
Bonds payable (includes current portion)	35,000,000	35,729,923	35,000,000	35,838,341
Derivative financial instruments
Forward exchange contracts (buy)	—	—	(39,769)	(39,560)
Forward exchange contracts (sell)	(903,322)	(538,407)	(104,205)	(65,798)
Interest rate swaps	—	(26,956)	986	(22,130)
Foreign currency options	—	—	772	(87,415)

The above financial instruments do not include cash and cash equivalents, receivables, other financial assets, payables, and payable to contractors and equipment suppliers. The carrying amounts of aforementioned instruments reported in the balance sheet are approximate to their fair values.

The above financial instruments also exclude refundable deposits, guarantee deposits and other long-term payables. The future cash inflow and outflow of the deposits approximate to their fair values and fair value of other long-term payables approximates to the carrying value.

Fair values of financial instruments were determined as follows:

a)	Fair value of short-term and long-term investments is based on quoted market prices. If quoted market prices are unavailable, fair value is based on net asset value or book value of investment.

b)	The fair value of bonds payable is the quoted market value.

c)	Fair value of derivative financial instruments is the estimated net receivable or (payable) if the contracts are terminated on the relevant balance sheet date.

The fair values of some financial and non-financial instruments are not included in the fair values disclosed above. Accordingly, the sum of the fair values of the financial instruments listed above does not represent the fair value of the Company as a whole.

k.	Information on investment in Mainland China

1)	The name of the investee company in Mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, ratio of ownership, equity in the net gain or net loss, ending balance, amount received as earnings distributions from the investment, and the limitation on investment: Please see Table 9 attached.

2)	Significant direct or indirect transactions with the investee company, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in Mainland China on financial reports: None.

TABLE 1

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND INVESTEES

FINANCING PROVIDED
FOR THE SIX MONTHS ENDED JUNE 30, 2004
(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

				Maximum
				Balance for the
				Period		Ending Balance			Type of
			Financial Statement	(US$ in		(US$ in			Financing
No.	Financing Name	Counter-party	Account	Thousand)		Thousand)		Interest Rate	(Note 1)
1	TSMC International	TSMC Technology	Other receivables		$337,750		$337,750	4.00%	2
				US$	(10,000)	US$	(10,000)
		TSMC Development	Other receivables		2,026,500		2,026,500	1.50%	2
				US$	(60,000)	US$	(60,000)
2	TSMC Partners	TSMC Development	Other receivables		2,702,000		2,702,000	1.50%	2
				US$	(80,000)	US$	(80,000)

[Additional columns below]

[Continued from above table, first column(s) repeated]

Financing
Company’s
							Financing Limit	Financing
			Reasons for		Collateral		for Each	Amount Limits
		Transaction	Short-term	Allowance for			Borrowing	(US$ in
No.	Financing Name	Amounts	Financing	Bad Debt	Item	Value	Company	Thousand)
1	TSMC International	$—	Operating capital	$—	—	$—	N/A	$33,368,627
US$ (987,968)
(Note 2)
		—	Operating capital	—	—	—
2	TSMC Partners	—	Operating capital	—	—	—	N/A	(Note 3)

Note 1:	The No. 2 represents necessary for short-term financing.

Note 2:	Not exceeding the issued capital of the Company.

Note 3:	Generally not exceeding the issued capital of the Company, unless approved by all members of the board.

TABLE 2

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND INVESTEES

ENDORSEMENT/GUARANTEE PROVIDED
FOR THE SIX MONTHS ENDED JUNE 30, 2004
(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

		Counter-party			Maximum
			Nature of	Limits on Each Counter-party’s	Balance for the
	Endorsement/		Relationship	Endorsement/	Period
No.	Guarantee Provider	Name	(Note 2)	Guarantee Amounts	(US$ in Thousand)
0	The Company	TSMC Development	3	Not exceed 10% of the net worth of the Company, and also limiting to the total capital issued of the endorsement/guarantee company, unless otherwise approved by Board of Directors.	$2,026,500 US$(60,000)
		TSMC-North America	2		1,351,000 US$(40,000)
		WaferTech	3		14,861,000 US$(440,000)

[Additional columns below]

[Continued from above table, first column(s) repeated]

				Ratio of Accumulated
				Amount of Collateral	Maximum
			Value of Collateral	to Net Equity of the	Collateral/Guarantee
	Endorsement/	Ending Balance	Property, Plant and	Latest Financial	Amounts Allowable
No.	Guarantee Provider	(US$ in Thousand)	Equipment	Statement	(Note 1)
0	The Company	$2,026,500 US$(60,000)	$—	0.58%	$87,768,438
		1,351,000 US$(40,000)	—	0.38%
		14,861,000 US$(440,000)	—	4.23%

Note 1:	25% of the net worth of the Company as of June 30, 2004.

Note 2:	The No. 2 represents a subsidiary in which the Company holds directly over 50% of the equity interest.
The No. 3 represents an investee in which the Company holds directly and indirectly over 50% of the equity interest.

TABLE 3

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND INVESTEES

MARKETABLE SECURITIES HELD
JUNE 30, 2004
(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

				June 30, 2004
								Market Value or
					Carrying Value			Net Asset Value
		Relationship with	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	the Company	Account	(In Thousand)	Thousand)		Ownership	Thousand)		Note
The Company	Government bonds
	2003 Government Bond Series A	—	Short-term investment	—		$1,207,409	N/A		$1,211,054
	2002 Government Bond Series J	—	Short-term investment	—		2,023,206	N/A		2,009,878
	2003 Government Bond Series I	—	Long-term investment	—		3,401,654	N/A		3,430,432
	2004 Government Bond Series A	—	Long-term investment	—		3,891,458	N/A		3,898,408
	2004 Government Bond Series E	—	Long-term investment	—		1,600,365	N/A		1,610,748
	United States Treas NTS	—	Short-term investment	—	US$	114,396	N/A	US$	114,087

	Bonds under repurchase agreement	—	Short-term investment	—		3,355,145	N/A		3,371,419

	Bond funds
	JF Taiwan Bond Fund	—	Short-term investment	102,364		1,500,000	N/A		1,510,964
	ABN AMRO Bond Fund	—	Short-term investment	186,363		2,700,000	N/A		2,714,860
	JF Taiwan First Bond Fund	—	Short-term investment	110,580		1,500,000	N/A		1,504,797
	INVESCO R.O.C. Bond A Fund	—	Short-term investment	69,692		1,000,000	N/A		1,003,512
	Dresdner Bond DAM Fund	—	Short-term investment	80,833		900,000	N/A		902,368
	Barits Bond Fund	—	Short-term investment	59,679		700,000	N/A		701,952
	Shinkong Chi Shin Bond Fund	—	Short-term investment	115,606		1,600,000	N/A		1,601,928

	Stock
	Taiwan Mask Corp.	—	Short-term investment	1,787		6,528	—		30,136
	TSMC-North America	Subsidiary	Long-term investment	11,000		474,695	100		1,173,288	Treasury stock of
										NT$698,593 thousand
										is deducted from
										the carrying value.
	TSMC—Europe	Subsidiary	Long-term investment	—		23,764	100		23,764
	TSMC—Japan	Subsidiary	Long-term investment	6		100,521	100		100,521
	VIS	Investee	Long-term investment	787,016		4,667,952	28		10,884,427
	TSMC International	Subsidiary	Long-term investment	987,968		23,708,232	100		23,708,232
	TSMC Partners	Subsidiary	Long-term investment	300		4,113,671	100		4,113,671
	SSMC	Investee	Long-term investment	382		3,181,111	32		3,181,111
	GUC	Investee	Long-term investment	39,040		362,629	47		393,717
	VisEra	Investee	Long-term investment	5,100		51,825	25		51,825
	United Industrial Gases Co., Ltd.	—	Long-term investment	16,783		193,584	11		303,367
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	Long-term investment	10,500		105,000	7		152,570
	W.K. Technology Fund IV	—	Long-term investment	5,000		50,000	2		58,433
	Hontung Ventures Capital Co., Ltd.	—	Long-term investment	8,392		83,916	10		60,326

(Continued)

				June 30, 2004
								Market Value or
					Carrying Value			Net Asset Value
		Relationship with	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	the Company	Account	(In Thousand)	Thousand)		Ownership	Thousand)		Note
	Certificate
	Chi Cherng	Investee	Long-term investment	—		42,990	36		501,554	Treasury stock of
										NT$458,564 thousand
										is deducted from
										the carrying value.
	Hsin Ruey	Investee	Long-term investment	—		42,673	36		502,185	Treasury stock of
										NT$459,512 thousand
										is deducted from
										the carrying value.

	Corporate bonds
	Allstate Finl Global Fdg LLC	—	Short-term investment	—	US$	3,171	N/A	US$	3,151
	American Express Cr Corp. Mtn	—	Short-term investment	—	US$	3,503	N/A	US$	3,506
	American Gen Fin Corp. Mtn	—	Short-term investment	—	US$	6,832	N/A	US$	6,809
	American Honda Fin Corp. Mtn	—	Short-term investment	—	US$	7,258	N/A	US$	7,253
	American Intl Group Inc. Mtnf	—	Short-term investment	—	US$	3,795	N/A	US$	3,810
	Amsouth Bk Birmingham Ala	—	Short-term investment	—	US$	1,972	N/A	US$	1,964
	Bank New York Inc.	—	Short-term investment	—	US$	3,945	N/A	US$	3,933
	Bank One Corp.	—	Short-term investment	—	US$	3,693	N/A	US$	3,691
	Bear Stearns Cos Inc.	—	Short-term investment	—	US$	3,805	N/A	US$	3,791
	Bristol Myers Squibb Co.	—	Short-term investment	—	US$	3,819	N/A	US$	3,819
	Cardinal Health Inc.	—	Short-term investment	—	US$	3,837	N/A	US$	3,816
	Cargill Inc.	—	Short-term investment	—	US$	2,120	N/A	US$	2,110
	Citigroup Inc.	—	Short-term investment	—	US$	3,583	N/A	US$	3,560
	Compaq Computer Corp.	—	Short-term investment	—	US$	3,719	N/A	US$	3,690
	Consolidated Edison Co NY Inc.	—	Short-term investment	—	US$	3,688	N/A	US$	3,691
	Countrywide Fdg Corp. Mtn	—	Short-term investment	—	US$	3,534	N/A	US$	3,523
	Credit Suisse Fb USA Inc.	—	Short-term investment	—	US$	2,645	N/A	US$	2,627
	Credit Suisse First Boston USA	—	Short-term investment	—	US$	3,177	N/A	US$	3,164
	Diageo PLC	—	Short-term investment	—	US$	3,459	N/A	US$	3,458
	Fifth Third Bk Cincinnati OH	—	Short-term investment	—	US$	2,419	N/A	US$	2,447
	General Elec Cap Corp. Mtn	—	Short-term investment	—	US$	3,507	N/A	US$	3,502
	Genworth Finl Inc.	—	Short-term investment	—	US$	2,000	N/A	US$	1,998
	Goldman Sachs Group LP	—	Short-term investment	—	US$	3,820	N/A	US$	3,790
	Goldman Sachs Group LP	—	Short-term investment	—	US$	1,100	N/A	US$	1,089
	Hershey Foods Corp.	—	Short-term investment	—	US$	1,627	N/A	US$	1,622
	Hewlett Packard Co.	—	Short-term investment	—	US$	3,373	N/A	US$	3,345
	Honeywell Inc.	—	Short-term investment	—	US$	3,284	N/A	US$	3,266
	Household Fin Corp.	—	Short-term investment	—	US$	7,254	N/A	US$	7,218
	Huntington Natl Bk	—	Short-term investment	—	US$	3,003	N/A	US$	3,002
	Huntington Natl Bk Columbus	—	Short-term investment	—	US$	2,954	N/A	US$	2,959
	ING Sec Life Ins Ingslf	—	Short-term investment	—	US$	3,012	N/A	US$	3,008
	Intl Bk For Recon + Dev	—	Short-term investment	—	US$	5,232	N/A	US$	5,218
	JP Morgan Chase + Co.	—	Short-term investment	—	US$	6,766	N/A	US$	6,755
	KFW Intl Fin Inc.	—	Short-term investment	—	US$	5,104	N/A	US$	5,088
	Lehman Brothers Hldgs Inc.	—	Short-term investment	—	US$	3,417	N/A	US$	3,383
	Monumental Global Fdg II 2002A	—	Short-term investment	—	US$	2,084	N/A	US$	2,086

(Continued)

				June 30, 2004

								Market Value or
					Carrying Value			Net Asset Value
		Relationship with	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	the Company	Account	(In Thousand)	Thousand)		Ownership	Thousand)		Note
	Morgan Stanley Group Inc.	—	Short-term investment	—	US$	3,712	N/A	US$	3,697
	Morgan Stanley Group Inc.	—	Short-term investment	—	US$	2,104	N/A	US$	2,104
	Nationsbank Corp.	—	Short-term investment	—	US$	3,644	N/A	US$	3,622
	Nationalwide Bldg Soc	—	Short-term investment	—	US$	3,457	N/A	US$	3,468
	Nationwide Life Global Mtn	—	Short-term investment	—	US$	3,413	N/A	US$	3,413
	Pepsico Inc Mtn Book Entry	—	Short-term investment	—	US$	3,818	N/A	US$	3,837
	Premark Intl Inc.	—	Short-term investment	—	US$	2,954	N/A	US$	2,922
	Pricoa Global Fdg I Mtn	—	Short-term investment	—	US$	3,507	N/A	US$	3,505
	Principal Life Global Fdg I Gl	—	Short-term investment	—	US$	3,168	N/A	US$	3,157
	Protective Life Secd Trs	—	Short-term investment	—	US$	2,920	N/A	US$	2,942
	Prudential Ins Co. Amer	—	Short-term investment	—	US$	2,648	N/A	US$	2,647
	Salomon Smith Barney Hldgs Inc.	—	Short-term investment	—	US$	3,160	N/A	US$	3,143
	SBC Communications Inc.	—	Short-term investment	—	US$	3,681	N/A	US$	3,667
	SLM Corp.	—	Short-term investment	—	US$	2,498	N/A	US$	2,508
	SLM Corp. Medium Term NTS	—	Short-term investment	—	US$	2,950	N/A	US$	2,961
	TIAA Global Mkts Inc.	—	Short-term investment	—	US$	3,631	N/A	US$	3,627
	Tribune Co. Med Trm NTS	—	Short-term investment	—	US$	2,943	N/A	US$	2,959
	Unitedhealth Group Inc.	—	Short-term investment	—	US$	3,119	N/A	US$	3,124
	US Bk Natl Assn Cincinnati OH	—	Short-term investment	—	US$	2,669	N/A	US$	2,674
	Viacom Inc.	—	Short-term investment	—	US$	6,349	N/A	US$	6,315
	Vodafone Group PLC New	—	Short-term investment	—	US$	2,559	N/A	US$	2,553
	Wachovia Corp.	—	Short-term investment	—	US$	3,720	N/A	US$	3,697
	Wal Mart Cda Venture Corp.	—	Short-term investment	—	US$	3,670	N/A	US$	3,649
	Washington Mut Fin Corp.	—	Short-term investment	—	US$	3,725	N/A	US$	3,698
	Wells Fargo + Co. New	—	Short-term investment	—	US$	3,697	N/A	US$	3,683

	Agency bonds
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	58,487	N/A	US$	58,522
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	78,423	N/A	US$	78,149
	Federal Home Ln Bks	—	Short-term investment	—	US$	66,912	N/A	US$	66,850
	Freddie Mac	—	Short-term investment	—	US$	4,929	N/A	US$	4,942

	Corporate issued asset-backed securities
	Americredit Automobile	—	Short-term investment	—	US$	6,949	N/A	US$	6,893
	BMW Veh Owner Tr	—	Short-term investment	—	US$	4,978	N/A	US$	4,967
	Capital One Auto Fin Tr	—	Short-term investment	—	US$	3,000	N/A	US$	2,996
	Daimlerchrysler Auto Tr	—	Short-term investment	—	US$	9,879	N/A	US$	9,868
	Fifth Third Auto Tr	—	Short-term investment	—	US$	3,000	N/A	US$	3,006
	Ford Cr Auto Owner Tr	—	Short-term investment	—	US$	10,999	N/A	US$	10,979
	GS Auto Ln Tr	—	Short-term investment	—	US$	2,948	N/A	US$	2,970
	Honda Auto Receivables	—	Short-term investment	—	US$	5,000	N/A	US$	5,012
	National City Auto Receivables	—	Short-term investment	—	US$	1,206	N/A	US$	1,204
	Navistar Finl 2003 A Owner Tr	—	Short-term investment	—	US$	4,928	N/A	US$	4,908
	Nissan Auto Receivables Own Tr	—	Short-term investment	—	US$	9,852	N/A	US$	9,861

(Continued)

				June 30, 2004

								Market Value or
					Carrying Value			Net Asset Value
		Relationship with	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	the Company	Account	(In Thousand)	Thousand)		Ownership	Thousand)		Note
	ONYX Accep Owner Tr	—	Short-term investment	—	US$	4,913	N/A	US$	4,872
	Toyota Auto Receivables 2003 B	—	Short-term investment	—	US$	4,970	N/A	US$	4,935
	Triad Auto Receivables Tr	—	Short-term investment	—	US$	5,042	N/A	US$	5,027
	Wachovia Auto Owner Tr	—	Short-term investment	—	US$	10,999	N/A	US$	10,998
	WFS Financial Owner Trust	—	Short-term investment	—	US$	5,008	N/A	US$	5,002
	Capital One Master Tr	—	Short-term investment	—	US$	3,093	N/A	US$	3,087
	Capital One Secd NT Tr	—	Short-term investment	—	US$	5,032	N/A	US$	5,031
	Citibank Cr Card Issuance Tr	—	Short-term investment	—	US$	4,959	N/A	US$	4,968
	First USA Credit Cr Master Tr	—	Short-term investment	—	US$	5,011	N/A	US$	5,009
	GE Cap Cr Card Master NT Tr	—	Short-term investment	—	US$	4,000	N/A	US$	4,000
	Aesop Fdg II LLC	—	Short-term investment	—	US$	4,955	N/A	US$	4,962
	Atlantic City Elc Trns Fdg LLC	—	Short-term investment	—	US$	1,045	N/A	US$	1,045
	California Infr + Economic Dev	—	Short-term investment	—	US$	8,016	N/A	US$	8,042
	California Infras + Economic Dev	—	Short-term investment	—	US$	1,079	N/A	US$	1,077
	California Infrastructure Dev	—	Short-term investment	—	US$	6,701	N/A	US$	6,717
	Caterpillar Finl Asset Tr	—	Short-term investment	—	US$	4,999	N/A	US$	4,967
	Centex Home Equity Ln Tr	—	Short-term investment	—	US$	3,500	N/A	US$	3,492
	CIT Equip Coll Tr	—	Short-term investment	—	US$	4,999	N/A	US$	5,004
	GS Mtg Secs Corp	—	Short-term investment	—	US$	4,000	N/A	US$	4,000
	Monumentl Global Fdg II	—	Short-term investment	—	US$	3,500	N/A	US$	3,500
	Permanent Fing No 1 PLC	—	Short-term investment	—	US$	5,102	N/A	US$	5,076
	Providian Gateway Owner Tr	—	Short-term investment	—	US$	4,204	N/A	US$	4,199
	Reliant Energy Transition Bd	—	Short-term investment	—	US$	5,185	N/A	US$	5,141
	TXU Elec Delivery Transition	—	Short-term investment	—	US$	3,982	N/A	US$	3,930
	World Omni Auto Receivables Tr	—	Short-term investment	—	US$	5,000	N/A	US$	5,000
	Banc Amer Mtg Secs Inc.	—	Short-term investment	—	US$	4,030	N/A	US$	4,019
	Citicorp Mtg Secs	—	Short-term investment	—	US$	2,941	N/A	US$	2,952
	Cwmbs Inc.	—	Short-term investment	—	US$	2,968	N/A	US$	2,915
	First Union Lehman Bros Mtg Tr	—	Short-term investment	—	US$	4,177	N/A	US$	4,137
	Holmes Fing No 8 PLC	—	Short-term investment	—	US$	5,001	N/A	US$	5,044

	Equity
	Crimson Asia Capital Ltd., L.P.	—	Long-term investment	—		37,392	N/A		37,392
	Horizon Venture Fund I, L.P.	—	Long-term investment	—		246,485	N/A		246,485

TSMC—North America	Stock
	TSMC	Parent company	Short-term investment	14,600		698,593	—		713,655

Chi Cherng	Stock
	TSMC	Parent company	Short-term investment	15,670		458,564	—		765,967

	Certificate
	Hsin Ruey	Major shareholder	Long-term investment	—		903,612	64		903,612

Hsin Ruey	Stock
	TSMC	Parent company	Short-term investment	15,700		459,512	—		767,402

(Continued)

				June 30, 2004
								Market Value or
					Carrying Value			Net Asset Value
		Relationship with	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	the Company	Account	(In Thousand)	Thousand)		Ownership	Thousand)		Note
	Certificate
	Chi Cherng	Major shareholder	Long-term investment	—		$902,821	64		$902,821

TSMC International	Stock
	InveStar	Subsidiary	Long-term investment	45,000	US$	51,447	97	US$	51,447
	InveStar II	Subsidiary	Long-term investment	51,300	US$	36,923	97	US$	36,923
	TSMC Development	Subsidiary	Long-term investment	1	US$	567,256	100	US$	567,256
	TSMC Technology	Subsidiary	Long-term investment	1	US$	(8,029)	100	US$	(8,029)
	3DFX Interactive Inc.	—	Long-term investment	68		—	—		—

	Money market fund
	BOA Fund	—	Short-term investment	30,300	US$	30,300	N/A	US$	30,300

TSMC Development	Stock
	WaferTech	Subsidiary	Long-term investment	—	US$	410,009	99	US$	410,009

InveStar	Common stock
	PLX Technology, Inc.	—	Short-term investment	40	US$	77	—	US$	620
	RichTek Technology Corp.	—	Short-term investment	619	US$	79	2	US$	2,158
	Atheros Communications, Inc.	—	Short-term investment	1,205	US$	3,593	—	US$	14,576
	Advanced Power Electronics Corp.	—	Short-term investment	843	US$	439	—	US$	908
	Broadtek Electronics Corp.	—	Short-term investment	869	US$	275	1	US$	321
	Programmable Microelectronics (Taiwan), Corp.	—	Long-term investment	575	US$	204	1	US$	204
	Broadtek Electronics Corp.	—	Long-term investment	145	US$	44	2	US$	54
	Global Testing Corp.	—	Long-term investment	13,268	US$	5,328	9	US$	5,328
	RichTek Technology Corp.	—	Long-term investment	1,053	US$	129	—	US$	3,672
	Signia Technologies, Inc.	—	Long-term investment	701	US$	208	3	US$	208
	Incentia Design Systems, Inc.	—	Long-term investment	365	US$	91	1	US$	91
	Advanced Power Electronics Corp.	—	Long-term investment	1,123	US$	533	—	US$	1,208
	Capella Microsystems (Taiwan), Inc.	—	Long-term investment	530	US$	157	4	US$	157

	Preferred stock
	SiRF Technology Holdings, Inc.	—	Short-term investment	306	US$	1,333	1	US$	4,275
	Integrated Memory Logic, Inc.	—	Long-term investment	1,831	US$	1,221	12	US$	1,221
	Sensory, Inc.	—	Long-term investment	1,404	US$	125	5	US$	125
	Sonics, Inc.	—	Long-term investment	2,686	US$	3,530	4	US$	3,530
	NanoAmp Solutions, Inc.	—	Long-term investment	541	US$	853	2	US$	853
	Monolithic Power Systems, Inc.	—	Long-term investment	2,521	US$	2,000	11	US$	2,000
	Memsic, Inc.	—	Long-term investment	2,727	US$	1,500	10	US$	1,500
	Reflectivity, Inc.	—	Long-term investment	1,064	US$	741	3	US$	741
	Match Lab, Inc.	—	Long-term investment	1,875	US$	150	9	US$	150
	Oridus, Inc. (CreOsys, Inc.)	—	Long-term investment	1,500	US$	300	8	US$	300
	IP Unity	—	Long-term investment	1,008	US$	494	2	US$	494
	Tropian, Inc.	—	Long-term investment	1,758	US$	940	3	US$	940

(Continued)

				June 30, 2004

								Market Value or
					Carrying Value			Net Asset Value
		Relationship with	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	the Company	Account	(In Thousand)	Thousand)		Ownership	Thousand)		Note
InveStar II	Common stock
	RichTek Technology Corp.	—	Short-term investment	290	US$	216	—	US$	1,013
	eChannel Option Holding, Inc.	—	Long-term investment	358	US$	251	—	US$	251
	eLCOS Microdisplay Technology, Ltd.	—	Long-term investment	270	US$	27	—	US$	27
	Signia Technologies (Taiwan), Inc.	—	Long-term investment	351	US$	101	1	US$	101
	Procoat Technology, Inc.	—	Long-term investment	4,165	US$	1,940	10	US$	1,940
	RichTek Technology Corp.	—	Long-term investment	494	US$	367	—	US$	1,387
	Programmable Microelectronics (Taiwan), Inc.	—	Long-term investment	177	US$	50	—	US$	50
	Auden Technology MFG. Co., Ltd.	—	Long-term investment	953	US$	738	4	US$	738
	GeoVision, Inc.	—	Long-term investment	287	US$	132	1	US$	132
	EoNex Technologies, Inc.	—	Long-term investment	55	US$	3,048	6	US$	3,048
	Conwise Technology Corporation, Ltd.	—	Long-term investment	2,800	US$	979	14	US$	979
	EON Technology, Corp.	—	Long-term investment	3,276	US$	1,179	8	US$	1,179
	Goya Technology, Corp.	—	Long-term investment	2,088	US$	545	8	US$	545
	Trendchip Technologies Corp.	—	Long-term investment	2,000	US$	861	5	US$	861
	Ralink Technology (Taiwan), Inc.	—	Long-term investment	1,833	US$	791	4	US$	791
	Silicon Data, Inc.	—	Long-term investment	2,000	US$	204	5	US$	204
	Capella Microsystems (Taiwan), Inc.	—	Long-term investment	419	US$	122	3	US$	122

	Preferred stock
	SiRF Technology Holding, Inc.	—	Short-term investment	20	US$	131	—	US$	282
	Memsic, Inc.	—	Long-term investment	2,289	US$	1,560	8	US$	1,560
	OEpic, Inc.	—	Long-term investment	4,997	US$	1,317	8	US$	1,317
	NanoAmp Solutions, Inc.	—	Long-term investment	375	US$	1,500	2	US$	1,500
	Advanced Analogic Technology, Inc.	—	Long-term investment	948	US$	1,261	2	US$	1,261
	Monolithic Power Systems, Inc.	—	Long-term investment	804	US$	1,946	4	US$	1,946
	Sonics, Inc.	—	Long-term investment	3,082	US$	3,082	5	US$	3,082
	Newport Opticom, Inc.	—	Long-term investment	1,157	US$	241	9	US$	241
	Reflectivity, Inc.	—	Long-term investment	4,255	US$	2,205	8	US$	2,205
	Tropian, Inc.	—	Long-term investment	1,464	US$	783	2	US$	783
	Match Lab, Inc.	—	Long-term investment	313	US$	25	2	US$	25
	Kilopass Technology, Inc.	—	Long-term investment	3,887	US$	2,000	19	US$	2,000
	eLCOS Microdisplay Technology, Ltd.	—	Long-term investment	2,667	US$	3,500	15	US$	3,500
	FangTek, Inc.	—	Long-term investment	6,806	US$	3,250	34	US$	3,250
	Alchip Technologies, Ltd.	—	Long-term investment	2,125	US$	1,700	23	US$	1,700

Emerging Alliance	Common stock
	Global Investment Holding, Inc.	—	Long-term investment	10,000		100,000	6		100,000
	RichWave Technology Corp.	—	Long-term investment	2,600	US$	867	13	US$	867

	Preferred stock
	Quake Technologies, Inc.	—	Long-term investment	601	US$	450	1	US$	450
	Pixim, Inc.	—	Long-term investment	1,721	US$	2,382	3	US$	2,382
	Newport Opticom, Inc.	—	Long-term investment	962	US$	250	6	US$	250
	NetLogic Microsystems, Inc.	—	Long-term investment	602	US$	1,850	1	US$	1,850
	Ikanos Communication, Inc.	—	Long-term investment	7,446	US$	3,125	3	US$	3,125

(Continued)

				June 30, 2004

								Market Value or
					Carrying Value			Net Asset Value
		Relationship with	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	the Company	Account	(In Thousand)	Thousand)		Ownership	Thousand)		Note
	Quicksilver Technology, Inc.	—	Long-term investment	1,049	US$	2,011	4	US$	2,011
	Mosaic Systems, Inc.	—	Long-term investment	2,481	US$	12	6	US$	12
	Zenesis Technologies, Inc.	—	Long-term investment	861	US$	500	4	US$	500
	Reflectivity, Inc.	—	Long-term investment	4,848	US$	2,479	6	US$	2,479
	Iridigm Display, Co.	—	Long-term investment	254	US$	500	1	US$	500
	Miriadia, Inc. (formerly XHP
	Microsystems, Inc.)	—	Long-term investment	3,040	US$	1,000	7	US$	1,000
	Axiom Microdevices, Inc.	—	Long-term investment	1,000	US$	1,000	5	US$	1,000
	Optichron, Inc.	—	Long-term investment	714	US$	1,000	6	US$	1,000
	Audience, Inc.	—	Long-term investment	1,654	US$	250	2	US$	250
	Next IO, Inc.	—	Long-term investment	800	US$	500	3	US$	500
	NuCORE Technology Inc.	—	Long-term investment	1,821	US$	1,000	2	US$	1,000
	Centrality Communications, Inc.	—	Long-term investment	809	US$	1,000	2	US$	1,000
	Layer N Networks, Inc.	—	Long-term investment	1,905	US$	1,000	2	US$	1,000

VTAF II	Preferred stock
	Powerprecise Solutions, Inc.	—	Long-term investment	258	US$	250	3	US$	250
	Iridigm Display, Co.	—	Long-term investment	163	US$	325	—	US$	325

GUC	Bond funds
	Grand Cathay	—	Short-term investment	3,213		40,271	N/A		40,274
	TIIM	—	Short-term investment	2,595		35,519	N/A		35,523
	Polaris Fu-Li	—	Short-term investment	2,204		22,640	N/A		22,642
	EnTrust Kirin	—	Short-term investment	2,106		22,516	N/A		22,518
	E. Sun New Era	—	Short-term investment	1,920		20,144	N/A		20,146
	Jih Sun	—	Short-term investment	1,525		20,116	N/A		20,118
	EnTrust Phoenix	—	Short-term investment	1,399		20,382	N/A		20,383
	Mega Diamond	—	Short-term investment	1,281		14,220	N/A		14,221
	Sheng Hua 1699	—	Short-term investment	1,009		12,107	N/A		12,108
	Sheng Hua 5599	—	Short-term investment	931		10,086	N/A		10,087
	Ta-Hua GC Dollar	—	Short-term investment	39		13,691	N/A		13,819
	Taiwan Security Argent	—	Short-term investment	22		102,694	N/A		105,016

	Stock funds
	TIIM DaLi	—	Short-term investment	296		5,000	N/A		4,559
	President Tung Hsin	—	Short-term investment	211		3,005	N/A		2,830

	Stock
	Global Unichip Corporation-North America	Subsidiary	Long-term investment	100		3,444	100		3,444

TABLE 4

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND INVESTEES

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST
NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE SIX MONTHS ENDED JUNE 30, 2004
(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

Beginning Balance
Amount
	Marketable Securities	Financial Statement		Nature of	Shares/Units	(US$ in
Company Name	Type and Name	Account	Counter-party	Relationship	(Thousand)	Thousand)
The Company	Money market funds
	BOA Fund	Short-term investment	BOA	—	40,000	$ US$	1,359,120 (40,000)
	GS Fund	Short-term investment	Goldman Sachs	—	20,000	US$	679,560 (20,000)

Bond funds
	JF Taiwan Bond Fund	Short-term investment	JF Asset Management (Taiwan) Ltd.	—	34,343		500,000
	ABN AMRO Bond Fund	Short-term investment	ABN AMRO	—	34,794		500,000
	JF Taiwan First Bond Fund	Short-term investment	JF Asset Management (Taiwan) Ltd.	—	—		—
	INVESCO R.O.C Bond A Fund	Short-term investment	INVESCO Asset Management Taiwan	—	—		—
	Dresdner Bond DAM Fund	Short-term investment	Allianz Dresdner Securities Investment Consulting Co., Ltd.	—	—		—
	Barits Bond Fund	Short-term investment	Barits Securities Investment Trust Co., Ltd.	—	—		—
	Shinkong Chi Shin Bond Fund	Short-term investment	Shinkong Investment Trust Co., Ltd.	—	—		—

	Bonds under repurchase agreement	Short-term investment	Chung Shing Bills Finance Corp. and several financial institutions	—	—		1,800,000

Government bonds
	1994 Government Bond Series C	Short-term investment	Chung Shing Bills Finance Corp. and several financial institutions	—	—		1,422,197
	2002 Government Bond Series A	Short-term investment	BNP and several financial institutions	—	—		3,157,331
	2002 Government Bond Series E	Short-term investment	BNP and several financial institutions	—	—		3,113,066
	2002 Government Bond Series J	Short-term investment	BNP and several financial institutions	—	—		—
	2003 Government Bond Series A	Short-term investment	BNP and several financial institutions	—	—		—
	2003 Government Bond Series I	Long-term investment	FCB and several financial institutions	—	—		—
	2004 Government Bond Series A	Long-term investment	China Bills Finance Corp. and several financial institutions	—	—		—
	2004 Government Bond Series E	Long-term investment	BNP and several financial institutions	—	—		—
	United States Treas NTS	Short-term investment	—	—	—		—

Corporate bonds
	Allstate Finl Global Fdg LLC	Short-term investment	—	—	—		—
	American Express Cr Corp. Mtn	Short-term investment	—	—	—		—
	American Gen Fin Corp. Mtn	Short-term investment	—	—	—		—
	American Honda Fin Corp. Mtn	Short-term investment	—	—	—		—
	American Intl Group Inc. Mtnf	Short-term investment	—	—	—		—
	Bank New York Inc.	Short-term investment	—	—	—		—
	Bank One Corp.	Short-term investment	—	—	—		—
	Bear Stearns Cos Inc.	Short-term investment	—	—	—		—
	Bristol Myers Squibb Co.	Short-term investment	—	—	—		—
	Cardinal Health Inc.	Short-term investment	—	—	—		—
	Citigroup Inc.	Short-term investment	—	—	—		—
	Compaq Computer Corp.	Short-term investment	—	—	—		—
	Consolidated Edison Co. NY Inc.	Short-term investment	—	—	—		—
	Countrywide Fdg Corp. Mtn	Short-term investment	—	—	—		—

[Additional columns below]

[Continued from above table, first column(s) repeated]

		Acquisition			Disposal						Ending Balance
								Carrying		Gain (Loss)		Amount
			Amount			Amount		Value		on Disposal		(US$ in
	Marketable Securities	Shares/Units	(US$ in		Shares/Units	(US$ in		(US$ in		(US$ in	Shares/Units	Thousand)
Company Name	Type and Name	(Thousand)	Thousand)		(Thousand)	Thousand)		Thousand)		Thousand)	(Thousand)	(Note 1)
The Company	Money market funds
	BOA Fund	—		$—	40,000	$ US$	1,359,120 (40,000)	$ US$	1,359,120 (40,000)	$—	—		$—
	GS Fund	—		—	20,000	US$	679,560 (20,000)	US$	679,560 (20,000)	—	—		—

	Bond funds
	JF Taiwan Bond Fund	68,021		1,000,000	—		—		—	—	102,364		1,500,000
	ABN AMRO Bond Fund	151,569		2,200,000	—		—		—	—	186,363		2,700,000
	JF Taiwan First Bond Fund	110,580		1,500,000	—		—		—	—	110,580		1,500,000
	INVESCO R.O.C Bond A Fund	69,692		1,000,000	—		—		—	—	69,692		1,000,000
	Dresdner Bond DAM Fund	80,833		900,000	—		—		—	—	80,833		900,000
	Barits Bond Fund	59,679		700,000	—		—		—	—	59,679		700,000
	Shinkong Chi Shin Bond Fund	115,606		1,600,000	—		—		—	—	115,606		1,600,000

	Bonds under repurchase agreement	—		2,577,163	—		1,022,018		1,022,018	—	—		3,355,145

	Government bonds
	1994 Government Bond Series C	—		—	—		1,427,762		1,422,197	5,565	—		—
	2002 Government Bond Series A	—		—	—		3,169,750		3,157,331	12,419	—		—
	2002 Government Bond Series E	—		—	—		3,133,875		3,113,066	20,809	—		—
	2002 Government Bond Series J	—		2,023,206	—		—		—	—	—		2,023,206
	2003 Government Bond Series A	—		1,207,409	—		—		—	—	—		1,207,409
	2003 Government Bond Series I	—		3,418,984	—		—		—	—	—		3,401,654
	2004 Government Bond Series A	—		1,600,467	—		—		—	—	—		1,600,365
	2004 Government Bond Series E	—		3,890,925	—		—		—	—	—		3,891,458
	United States Treas NTS	—	US$	269,539	—	US$	154,304	US$	155,123	(US$819)	—	US$	114,396

	Corporate bonds
	Allstate Finl Global Fdg LLC	—	US$	3,171	—		—		—	—	—	US$	3,171
	American Express Cr Corp. Mtn	—	US$	3,503	—		—		—	—	—	US$	3,503
	American Gen Fin Corp. Mtn	—	US$	6,832	—		—		—	—	—	US$	6,832
	American Honda Fin Corp. Mtn	—	US$	7,258	—		—		—	—	—	US$	7,258
	American Intl Group Inc. Mtnf	—	US$	3,795	—		—		—	—	—	US$	3,795
	Bank New York Inc.	—	US$	3,945	—		—		—	—	—	US$	3,945
	Bank One Corp.	—	US$	3,693	—		—		—	—	—	US$	3,693
	Bear Stearns Cos Inc.	—	US$	3,805	—		—		—	—	—	US$	3,805
	Bristol Myers Squibb Co.	—	US$	3,819	—		—		—	—	—	US$	3,819
	Cardinal Health Inc.	—	US$	3,837	—		—		—	—	—	US$	3,837
	Citigroup Inc.	—	US$	3,583	—		—		—	—	—	US$	3,583
	Compaq Computer Corp.	—	US$	3,719	—		—		—	—	—	US$	3,719
	Consolidated Edison Co. NY Inc.	—	US$	3,688	—		—		—	—	—	US$	3,688
	Countrywide Fdg Corp. Mtn	—	US$	3,534	—		—		—	—	—	US$	3,534

(Continued)

Beginning Balance
Amount
	Marketable Securities	Financial Statement		Nature of	Shares/Units	(US$ in
Company Name	Type and Name	Account	Counter-party	Relationship	(Thousand)	Thousand)
	Credit Suisse First Boston USA	Short-term investment	—	—	—	$—
	Diageo PLC	Short-term investment	—	—	—	—
	Wachovia Corp.	Short-term investment	—	—	—	—
	General Elec Cap Corp. Mtn	Short-term investment	—	—	—	—
	Goldman Sachs Group LP	Short-term investment	—	—	—	—
	Hewlett Packard Co.	Short-term investment	—	—	—	—
	Honeywell Inc.	Short-term investment	—	—	—	—
	Household Fin Corp.	Short-term investment	—	—	—	—
	Huntington Natl Bk	Short-term investment	—	—	—	—
	ING Sec Life Ins Ingslf	Short-term investment	—	—	—	—
	Intl Bk For Recon + Dev	Short-term investment	—	—	—	—
	JP Morgan Chase + Co.	Short-term investment	—	—	—	—
	KFW Intl Fin Inc	Short-term investment	—	—	—	—
	Lehman Brothers Hldgs Inc.	Short-term investment	—	—	—	—
	Morgan Stanley Group Inc.	Short-term investment	—	—	—	—
	Nationsbank Corp.	Short-term investment	—	—	—	—
	Nationwide Bldg Soc	Short-term investment	—	—	—	—
	Nationwide Life Global Mtn	Short-term investment	—	—	—	—
	Pepsico Inc Mtn Book Entry	Short-term investment	—	—	—	—
	Pricoa Global Fdg I Mtn	Short-term investment	—	—	—	—
	Principal Life Global Fdg I Gl	Short-term investment	—	—	—	—
	SBC Communications Inc	Short-term investment	—	—	—	—
	Salomon Smith Barney Hldgs Inc.	Short-term investment	—	—	—	—
	TIAA Global Mkts Inc.	Short-term investment	—	—	—	—
	Unitedhealth Group Inc.	Short-term investment	—	—	—	—
	Viacom Inc.	Short-term investment	—	—	—	—
	Walmart Cda Venture Corp.	Short-term investment	—	—	—	—
	Washington Mut Fin Corp.	Short-term investment	—	—	—	—
	Wells Fargo + Co. New	Short-term investment	—	—	—	—

Agency bonds
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—	—
	Federal Home Ln Bks	Short-term investment	—	—	—	—
	Freddie Mac	Short-term investment	—	—	—	—
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—
	Student Ln Marketing Assn	Short-term investment	—	—	—	—

Corporate issued asset-backed securities
	Aesop Fdg II LLC	Short-term investment	—	—	—	—
	Americredit Automobile	Short-term investment	—	—	—	—
	BMW Veh Owner Tr	Short-term investment	—	—	—	—
	CIT Equip Coll Tr	Short-term investment	—	—	—	—
	California Infrastructure Dev	Short-term investment	—	—	—	—
	California Infras + Economic	Short-term investment	—	—	—	—
	Capital One Master Tr	Short-term investment	—	—	—	—
	Capital One Secd NT Tr	Short-term investment	—	—	—	—
	Caterpillar Finl Asset Tr	Short-term investment	—	—	—	—
	Centex Home Equity Ln Tr	Short-term investment	—	—	—	—
	Citibank Cr Card Issuance Tr	Short-term investment	—	—	—	—
	Daimlerchrysler Auto Tr	Short-term investment	—	—	—	—
	First USA Credit Cr Master Tr	Short-term investment	—	—	—	—
	Ford Cr Auto Owner Tr	Short-term investment	—	—	—	—
	GE Cap Cr Card Master NT Tr	Short-term investment	—	—	—	—
	GS Mtg Secs Corp.	Short-term investment	—	—	—	—
	Honda Auto Receivables	Short-term investment	—	—	—	—
	Monumentl Global Fdg II	Short-term investment	—	—	—	—
	Navistar Finl 2003 A Owner Tr	Short-term investment	—	—	—	—

[Additional columns below]

[Continued from above table, first column(s) repeated]

		Acquisition			Disposal						Ending Balance
								Carrying		Gain (Loss)		Amount
			Amount			Amount		Value		on Disposal		(US$ in
	Marketable Securities	Shares/Units	(US$ in		Shares/Units	(US$ in		(US$ in		(US$ in	Shares/Units	Thousand)
Company Name	Type and Name	(Thousand)	Thousand)		(Thousand)	Thousand)		Thousand)		Thousand)	(Thousand)	(Note 1)
	Credit Suisse First Boston USA	—	US$	3,177	—		$—		$—	$—	—	US$	3,177
	Diageo PLC	—	US$	3,459	—		—		—	—	—	US$	3,459
	Wachovia Corp.	—	US$	3,720	—		—		—	—	—	US$	3,720
	General Elec Cap Corp. Mtn	—	US$	3,507	—		—		—	—	—	US$	3,507
	Goldman Sachs Group LP	—	US$	3,820	—		—		—	—	—	US$	3,820
	Hewlett Packard Co.	—	US$	3,373	—		—		—	—	—	US$	3,373
	Honeywell Inc.	—	US$	3,284	—		—		—	—	—	US$	3,284
	Household Fin Corp.	—	US$	7,254	—		—		—	—	—	US$	7,254
	Huntington Natl Bk	—	US$	3,003	—		—		—	—	—	US$	3,003
	ING Sec Life Ins Ingslf	—	US$	3,012	—		—		—	—	—	US$	3,012
	Intl Bk For Recon + Dev	—	US$	5,232	—		—		—	—	—	US$	5,232
	JP Morgan Chase + Co.	—	US$	6,766	—		—		—	—	—	US$	6,766
	KFW Intl Fin Inc	—	US$	5,104	—		—		—	—	—	US$	5,104
	Lehman Brothers Hldgs Inc.	—	US$	3,417	—		—		—	—	—	US$	3,417
	Morgan Stanley Group Inc.	—	US$	3,712	—		—		—	—	—	US$	3,712
	Nationsbank Corp.	—	US$	3,644	—		—		—	—	—	US$	3,644
	Nationwide Bldg Soc	—	US$	3,457	—		—		—	—	—	US$	3,457
	Nationwide Life Global Mtn	—	US$	3,413	—		—		—	—	—	US$	3,413
	Pepsico Inc Mtn Book Entry	—	US$	3,818	—		—		—	—	—	US$	3,818
	Pricoa Global Fdg I Mtn	—	US$	3,507	—		—		—	—	—	US$	3,507
	Principal Life Global Fdg I Gl	—	US$	3,168	—		—		—	—	—	US$	3,168
	SBC Communications Inc	—	US$	3,681	—		—		—	—	—	US$	3,681
	Salomon Smith Barney Hldgs Inc.	—	US$	3,160	—		—		—	—	—	US$	3,160
	TIAA Global Mkts Inc.	—	US$	3,631	—		—		—	—	—	US$	3,631
	Unitedhealth Group Inc.	—	US$	3,119	—		—		—	—	—	US$	3,119
	Viacom Inc.	—	US$	6,349	—		—		—	—	—	US$	6,349
	Walmart Cda Venture Corp.	—	US$	3,670	—		—		—	—	—	US$	3,670
	Washington Mut Fin Corp.	—	US$	3,725	—		—		—	—	—	US$	3,725
	Wells Fargo + Co. New	—	US$	3,697	—		—		—	—	—	US$	3,697

	Agency bonds
	Federal Home Ln Mtg Corp.	—	US$	64,469	—	US$	5,950	US$	5,982	(US$32)	—	US$	58,487
	Federal Home Ln Bks	—	US$	66,912	—		—		—	—	—	US$	66,912
	Freddie Mac	—	US$	4,929	—		—		—	—	—	US$	4,929
	Federal Natl Mtg Assn	—	US$	88,423	—	US$	9,890	US$	10,000	(US$110)	—	US$	78,423
	Student Ln Marketing Assn	—	US$	16,000	—	US$	16,000	US$	16,000	—	—		—

	Corporate issued asset-backed securities
	Aesop Fdg II LLC	—	US$	4,955	—		—		—	—	—	US$	4,955
	Americredit Automobile	—	US$	6,949	—		—		—	—	—	US$	6,949
	BMW Veh Owner Tr	—	US$	4,978	—		—		—	—	—	US$	4,978
	CIT Equip Coll Tr	—	US$	4,999	—		—		—	—	—	US$	4,999
	California Infrastructure Dev	—	US$	7,419	—	US$	690	US$	718	(US$28)	—	US$	6,701
	California Infras + Economic	—	US$	8,383	—	US$	352	US$	367	(US$15)	—	US$	8,016
	Capital One Master Tr	—	US$	3,093	—		—		—	—	—	US$	3,093
	Capital One Secd NT Tr	—	US$	5,032	—		—		—	—	—	US$	5,032
	Caterpillar Finl Asset Tr	—	US$	4,999	—		—		—	—	—	US$	4,999
	Centex Home Equity Ln Tr	—	US$	3,500	—		—		—	—	—	US$	3,500
	Citibank Cr Card Issuance Tr	—	US$	4,959	—		—		—	—	—	US$	4,959
	Daimlerchrysler Auto Tr	—	US$	9,879	—		—		—	—	—	US$	9,879
	First USA Credit Cr Master Tr	—	US$	5,011	—		—		—	—	—	US$	5,011
	Ford Cr Auto Owner Tr	—	US$	10,999	—		—		—	—	—	US$	10,999
	GE Cap Cr Card Master NT Tr	—	US$	4,000	—		—		—	—	—	US$	4,000
	GS Mtg Secs Corp.	—	US$	4,000	—		—		—	—	—	US$	4,000
	Honda Auto Receivables	—	US$	5,000	—		—		—	—	—	US$	5,000
	Monumentl Global Fdg II	—	US$	3,500	—		—		—	—	—	US$	3,500
	Navistar Finl 2003 A Owner Tr	—	US$	4,928	—		—		—	—	—	US$	4,928

(Continued)

Beginning Balance
Amount
	Marketable Securities	Financial Statement		Nature of	Shares/Units	(US$ in
Company Name	Type and Name	Account	Counter-party	Relationship	(Thousand)	Thousand)
	Nissan Auto Receivables Owner	Short-term investment	—	—	—		$—
	ONYX Accep Owner Tr	Short-term investment	—	—	—		—
	Permanent Fing No 1 PLC	Short-term investment	—	—	—		—
	Providian Gateway Owner Tr	Short-term investment	—	—	—		—
	Reliant Energy Transition Bd	Short-term investment	—	—	—		—
	TXU Elec Delivery Transition	Short-term investment	—	—	—		—
	Toyota Auto Receivables 2003 B	Short-term investment	—	—	—		—
	Triad Auto Receivables Tr	Short-term investment	—	—	—		—
	WFS Financial Owner Trust	Short-term investment	—	—	—		—
	Wachovia Auto Owner Tr	Short-term investment	—	—	—		—
	World Omni Auto Receivables Tr	Short-term investment	—	—	—		—
	Banc Amer Mtg Secs Inc.	Short-term investment	—	—	—		—
	Cwmbs Inc.	Short-term investment	—	—	—		—
	First Union Lehman Bros Mtg	Short-term investment	—	—	—		—
	Holmes Fing No 8 PLC	Short-term investment	—	—	—		—

InveStar	Common stock
	RichTek Technology Corp.	Short-term investment	—	—	947	US$	121

InveStar II	Common stock
	RichTek Technology Corp.	Short-term investment	—	—	465	US$	346

[Additional columns below]

[Continued from above table, first column(s) repeated]

		Acquisition			Disposal							Ending Balance
								Carrying		Gain (Loss)			Amount
			Amount			Amount		Value		on Disposal			(US$ in
	Marketable Securities	Shares/Units	(US$ in		Shares/Units	(US$ in		(US$ in		(US$ in		Shares/Units	Thousand)
Company Name	Type and Name	(Thousand)	Thousand)		(Thousand)	Thousand)		Thousand)		Thousand)		(Thousand)	(Note 1)
	Nissan Auto Receivables Owner	—	US$	9,852	—		$—		$—		$—	—	US$	9,852
	ONYX Accep Owner Tr	—	US$	4,913	—		—		—		—	—	US$	4,913
	Permanent Fing No 1 PLC	—	US$	5,102	—		—		—		—	—	US$	5,102
	Providian Gateway Owner Tr	—	US$	4,204	—		—		—		—	—	US$	4,204
	Reliant Energy Transition Bd	—	US$	5,185	—		—		—		—	—	US$	5,185
	TXU Elec Delivery Transition	—	US$	3,982	—		—		—		—	—	US$	3,982
	Toyota Auto Receivables 2003 B	—	US$	4,970	—		—		—		—	—	US$	4,970
	Triad Auto Receivables Tr	—	US$	5,042	—		—		—		—	—	US$	5,042
	WFS Financial Owner Trust	—	US$	5,008	—		—		—		—	—	US$	5,008
	Wachovia Auto Owner Tr	—	US$	10,999	—		—		—		—	—	US$	10,999
	World Omni Auto Receivables Tr	—	US$	5,000	—		—		—		—	—	US$	5,000
	Banc Amer Mtg Secs Inc.	—	US$	4,030	—		—		—		—	—	US$	4,030
	Cwmbs Inc.	—	US$	3,128	—		158		160		(2)	—	US$	2,968
	First Union Lehman Bros Mtg	—	US$	4,177	—		—		—		—	—	US$	4,177
	Holmes Fing No 8 PLC	—	US$	5,001	—		—		—		—	—	US$	5,001

InveStar	Common stock
	RichTek Technology Corp.	—		—	726	US$	4,393	US$	92	US$	4,301	221	US$	29

InveStar II	Common stock
	RichTek Technology Corp.	—		—	455	US$	2,781	US$	338	US$	2,443	10	US$	8

Note 1: The ending balance included the recognition of the investment income (loss) by the equity method, the cumulative translation adjustments and unrealized loss on long-term investments recognized in proportion to the Company’s ownership percentage in investees.

TABLE 5

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND INVESTEES

ACQUISITION OF INDIVIDUAL REAL ESTATE AT COSTS OF AT LEAST NT$100 MILLION OR
20% OF THE PAID-IN CAPITAL
FOR THE SIX MONTHS ENDED JUNE 30, 2004
(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

	Types of		Transaction			Nature of
Company Name	Property	Transaction Date	Amount	Payment Term	Counter-party	Relationship
The Company	Fab 12	April 21, 2004	$1,484,370	By the construction	IDC Taiwan, Inc.,
				progress	Taiwan Branch (U.S.A)	—
	Fab 12	April 21, 2004	420,168	By the construction	CHRIST AG
				progress		—
	Fab 12	April 22, 2004	224,800	By the construction	ALLIS ELECTRIC CO., LTD.
				progress		—
	Fab 12	May 12, 2004	340,307	By the construction	United Industry gas
				progress	Corp., Ltd.	—
	Fab 12	May 12, 2004	116,181	By the construction	United Industry gas
				progress	Corp., Ltd.	—
	Fab 12	May 12, 2004	133,092	By the construction	BOC EDWARDS, CMS
				progress		—
	Fab 12	June 17, 2004	165,208	By the construction	Organo Corporation
				progress		—

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Types of	Prior Transaction of Related Counter-party				Price	Purpose of
Company Name	Property	Owner	Relationship	Transfer Date	Amount	Reference	Acquisition	Other Terms
The Company	Fab 12	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab 12	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab 12	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab 12	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab 12	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab 12	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab 12	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None

TABLE 6

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND INVESTEES

TOTAL PURCHASE FROM OR SALE TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100
MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE SIX MONTHS ENDED JUNE 30, 2004
(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

			Transaction Details
			Purchase/		% to
Company Name	Related Party	Nature of Relationship	Sale	Amount	Total	Payment Terms
The Company	TSMC—North America	Subsidiary	Sales	$68,191,878	55	Net 30 days from invoice date
	Philips and its affiliates	Major shareholder	Sales	2,712,508	2	Net 30 days from invoice date
	GUC	Investee	Sales	182,084	—	30 days after monthly closing
	WaferTech	Subsidiary	Purchases	7,505,753	35	Net 30 days from invoice date
	VIS	Investee	Purchases	4,247,055	19	Net 30 days from invoice date
	SSMC	Investee	Purchases	3,050,439	14	Net 30 days from invoice date

[Additional columns below]

[Continued from above table, first column(s) repeated]

				Note/Accounts Payable or
		Abnormal Transaction		Receivable
					% to
Company Name	Related Party	Unit Price	Payment Terms	Ending Balance	Total	Note
The Company	TSMC—North America	None	None	$17,029,287	49
	Philips and its affiliates	None	None	922,713	3
	GUC	None	None	83,097	—
	WaferTech	None	None	(1,296,351)	11
	VIS	None	None	(1,844,800)	15
	SSMC	None	None	(685,240)	6

TABLE 7

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND INVESTEES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF
THE PAID-IN CAPITAL
JUNE 30, 2004
(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

					Overdue
							Amounts Received
							in Subsequent	Allowance for Bad
Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate	Amount	Action Taken	Period	Debts
The Company	TSMC—North America	Subsidiary	$17,029,287	41 days	$3,537,936	—	$4,080,830	$—
	Philips and its affiliates	Major shareholder	922,713	61 days	53,156	Accelerate demand on account receivables	1,628	—

TABLE 8

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND INVESTEES

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES ON WHICH THE COMPANY
EXERCISES SIGNIFICANT INFLUENCE
JUNE 30, 2004
(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

				Original Investment Amount
				June 30,	December 31,
Investor Company	Investee Company	Location	Main Businesses and Products	2004	2003
The Company	TSMC—North America	San Jose, California, U.S.A.	Marketing and engineering support	$333,178	$333,178
	TSMC—Europe	Amsterdam, the Netherlands	Marketing and engineering support	15,749	15,749
	TSMC—Japan	Yokohama, Japan	Marketing and engineering support	83,760	83,760
	TSMC—Shanghai	Shanghai, China	IC and other wafer equipment manufacturing and marketing	1,890,952	1,890,952
	VIS	Hsin-Chu, Taiwan	IC design and manufacturing	8,119,816	8,119,816
	TSMC International	Tortola, British Virgin Islands	Investment	31,445,780	31,445,780
	Chi Cherng	Taipei, Taiwan	Investment	300,000	300,000
	Hsin Ruey	Taipei, Taiwan	Investment	300,000	300,000
	TSMC Partners	Tortola, British Virgin Islands	Investment	10,350	10,350
	SSMC	Singapore	Wafer manufacturing	6,408,190	6,408,190
	Emerging Alliance	Cayman Islands	Investment	1,447,957	1,179,690
	GUC	Hsin-Chu, Taiwan	IC research, development, manufacturing, testing and marketing	409,920	409,920
	VisEra	Hsin-Chu, Taiwan	Electronic spare parts manufacturing, material wholesaling and retailing	51,000	51,000
	VTAF II	Cayman Islands	Investment	164,701	—

[Additional columns below]

[Continued from above table, first column(s) repeated]

		Balance as of June 30, 2004
			Percentage		Net Income	Investment
		Shares	of	Carrying Value	(Loss) of the	Gain (Loss)
Investor Company	Investee Company	(Thousand)	Ownership	(Note 1)	Investee	(Note 2)	Note
The Company	TSMC—North America	11,000	100	$474,695	$46,551	$44,892	Subsidiary
	TSMC—Europe	—	100	23,764	137	137	Subsidiary
	TSMC—Japan	6	100	100,521	618	618	Subsidiary
	TSMC—Shanghai	—	100	1,758,405	(130,485)	(130,485)	Subsidiary
	VIS	787,016	28	4,667,952	2,020,305	580,383	Investee
	TSMC International	987,968	100	23,708,232	1,165,007	1,165,007	Subsidiary
	Chi Cherng	—	36	42,990	138	49	Investee
	Hsin Ruey	—	36	42,673	1,868	667	Investee
	TSMC Partners	300	100	4,113,671	21,108	21,108	Subsidiary
	SSMC	382	32	3,181,111	1,354,964	433,588	Investee
	Emerging Alliance	—	99	912,982	(56,086)	(55,805)	Subsidiary
	GUC	39,040	47	362,629	(21,684)	(5,820)	Investee
	VisEra	5,100	25	51,825	6,378	1,595	Investee
	VTAF II	—	98	165,190	(311)	(1,968)	Subsidiary

Note 1:	The treasury stock is deducted from the carrying value.

Note 2:	The unrealized gain or loss and the gain or loss on disposal of the stocks held by subsidiaries are excluded.

TABLE 9

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND INVESTEES

INFORMATION OF INVESTMENT IN MAINLAND CHINA
JUNE 30, 2004
(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

Accumulated
Outflow of
Investment
		Total Amount		from Taiwan as
		of Paid-in		of
		Capital		January 1, 2004	Investment Flows
	Main Businesses and	(RMB in	Investment	(US$ in
Investee Company	Products	Thousand)	Type	Thousand)	Outflow	Inflow
TSMC (Shanghai) Company Limited	IC and other wafer	$1,890,952		$1,890,952
	equipment manufacturing and marketing	RMB463,512	(Note 1)	US$56,000	$ —	$ —

[Additional columns below]

[Continued from above table, first column(s) repeated]

Accumulated
Outflow of
Investment
		from Taiwan as				Accumulated
		of				Inward
		June 30, 2004	Percentage of	Investment	Carrying Value	Remittance of
	Main Businesses and	(US$ in	Ownership in	Gain (Loss)	as of	Earnings as of
Investee Company	Products	Thousand)	Investment	(Note 2)	June 30, 2004	June 30, 2004
TSMC (Shanghai) Company Limited	IC and other wafer	$1,890,952
	equipment manufacturing and marketing	US$56,000	100%	($130,485)	$1,758,405	$ —

Accumulated Investment in Mainland	Investment Amounts Authorized by
China as of June 30, 2004	Investment Commission, MOEA	Upper Limit on Investment
(US$ in Thousand)	(US$ in Thousand)	(US$ in Thousand)
$1,890,952	$12,530,525	$12,530,525
US$56,000	US$371,000	US$371,000

Note 1:	Direct investment in TSMC (Shanghai) US$56,000 thousand.

Note 2:	Amount was based on the financial statements audited by Deloitte (Taiwan).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: August 27, 2004	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer